IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                IN AND FOR NEW CASTLE COUNTY

In Re MAXXAM, Inc./Federated  )
Development Shareholders      )    Consolidated
Litigation                    )    Civil Action No. 12111
                              )
NL INDUSTRIES, INC., et al.,  )
                              )
     Plaintiffs,              )
                              )    Consolidated
          v.                  )    Civil Action No. 12353
                              )
MAXXAM, INC., a Delaware      )
corporation, MCO PROPERTIES,  )
INC., a Delaware corporation, )
FEDERATED DEVELOPMENT CO., a  )
New York business trust,      )
CHARLES E. HURWITZ, BARRY     )
MUNITZ, JOHN M. SEIDL, WILLIAM)
C. LEONE, and STANLEY D.      )
ROSENBERG                     )
                              )
     Defendants.              )

                     MEMORANDUM OPINION
                     ------------------


                      DATE SUBMITTED:     AUGUST 16, 1996
                      DATE DECIDED:         APRIL 4, 1997
                      -----------------------------------
Joseph A. Rosenthal, Esquire, of ROSENTHAL, MONHAIT, GROSS & GODDESS, Wilmington, Delaware; Sidney B. Silverman and John F. Harnes, Esquires, of SILVERMAN, HARNES & HARNES, New York, New York; and Stephen Lowey, Esquire, of LOWEY DANNENBERG BEMPORAD & SELINGER, New York, New York; Attorneys for Shareholder Plaintiffs.

Henry N. Herndon, Jr. and Joseph C. Schoell, Esquires, of MORRIS, JAMES, HITCHENS & WILLIAMS, Wilmington, Delaware; and Donald E. Scott and Lester C. Houtz, Esquires, of BARTLIT, BECK, HERMAN, PALENCHAR & SCOTT, Denver, Colorado; Attorneys for Plaintiff NL Industries, Inc. et al.

A. Gilchrist Sparks, III, R. Judson Scaggs, Jr. and R. Judson Scaggs, Jr., Esquires, of MORRIS, NICHOLS, ARSHT & TUNNELL, Wilmington, Delaware; David C. McBride, Esquire, of YOUNG, CONAWAY, STARGATT & TAYLOR; Lawrence C. Ashby, Stephen E. Jenkins, Richard D. Heins, and John S. Grimm, Esquires, ASHBY & GEDDES, Wilmington, Delaware, Attorneys for Defendants.


JACOBS, VICE CHANCELLOR

     Under challenge in these consolidated shareholder derivative actions are two self-dealing transactions between MAXXAM, Inc., a Delaware corporation ("MAXXAM"), and its majority stockholder, Federated Development Company ("Federated"). The plaintiffs, who are MAXXAM public shareholders, claim first that in 1987 Federated caused MAXXAM to loan Federated up to $25 million on terms that were unfair to MAXXAM (the "1987 Loans transaction"). Second, the plaintiffs claim that in 1991, when those loans (none of which had been repaid) became troubled, Federated caused MAXXAM to forgive the $34.3 million accrued indebtedness by selling the underlying collateral to MAXXAM for the amount of that debt plus $7.3 million of additional consideration. That transaction, the parties contend, was also unfair to MAXXAM (the "1991 Exchange Transaction").
As a consequence of these two transactions, the plaintiffs seek significant money damage relief against all defendants other than MAXXAM.
     The parties attempted to settle the case before trial, but this Court rejected the proposed settlement as inadequate. See In re MAXXAM, Inc./Federated
                                                --- ----------------------------
Development Shareholders Litig., Del. Ch., 659 A.2d 760 (1995). Thereafter, the
-------------------------------
Court denied the defendants' motions to dismiss the 1987 Loan claims on limitations and standing grounds made both before and after the trial. See In re
                                                                       --- -----
MAXXAM, Inc./Federated Dev. Shareholders Litig., Del Ch., C.A. Nos. 12111 &
-----------------------------------------------
12353, Jacobs, V.C. (June 21, 1995); and In re MAXXAM, Inc./Federated Dev.
                                         ---------------------------------
Shareholders Litig., C.A. Nos. 12111 & 12353, Jacobs, V.C. (September 10, 1996).
-------------------
     A nine day trial was held from January 29 through February 2, 1996, and from February 5 through 8, 1996. This is the decision of the Court, after trial, on the merits of these consolidated derivative actions.

                          I. FACTS
                             -----
     Many of the underlying facts are undisputed, but where disputed, the facts are as found herein.

A.   Federated Acquires the Mirada
     and Begins Development.
     ----------------------------

     Federated is a New York business trust that is privately owned by defendant Charles Hurwitz ("Hurwitz") and members of his family. Federated, in turn, holds a majority of the voting stock of MAXXAM, a publicly-owned Delaware corporation that is the beneficial plaintiff (and nominal defendant) in these actions.[1] At all relevant times, Federated nominated and elected MAXXAM's board of directors.
     In 1972, Federated acquired property located in Rancho 1Mirage, California. (PX 83 at 3). In 1982, while that property was still zoned for open space, Federated attempted to persuade the City of Rancho Mirage to amend its zoning ordinance to enable the property to be developed as a luxury residential development. Federated's efforts generated two public referenda, as well as several lawsuits, over whether to permit that development. In August 1983, these referenda and lawsuits culminated in a Development Agreement under which Federated donated a substantial portion of its acreage for use as a nature preserve for Big Horn sheep. In return, the City of Rancho Mirage permitted Federated to build a hotel and a residential development on the remaining land. (PX 39; DX 13; Munitz Tr. 12).
     Thereafter, in 1986, Federated formed a partnership with the Ritz-Carlton to build a resort hotel. (Tr. 1311; DX 156). That same year, as part of the development of the Rancho Mirage property, Federated obtained options to acquire several hundred acres of adjoining land located in the neighboring town of Cathedral City. Federated planned to build a golf course and residential development on that land. (Munitz Tr. 18-19). At that time Federated did not have the government approvals required to build a golf course, but Federated hoped to obtain them and to carve a golf course into the Santa Rosa mountains. (Munitz Tr. 18).
     By early 1987, the development project, then called "the Mirada," consisted of (i) 46 developed lots ("Phase I"), (ii) 2 undeveloped sites approved for attached housing (the "villa site" and the "townhouse site"), and (iii) options to acquire 1,028 acres of hillside land planned--but not yet approved--for a golf course and residential development (the "golf course property"). Because it was separately financed and under construction, the Ritz-Carlton hotel, which was located at the site, was not included in the Mirada project that MAXXAM ultimately financed in 1987. (Munitz Tr. 25).

B.   Federated Seeks Outside Financing.
     ----------------------------------
By April 1987, Federated had invested over $10 million in the Mirada. By then it was clear that significantly more capital would be required to complete the project. Federated decided that it did not want to invest any more of its own money in the project, and it began a search for outside financing. During that search, Hurwitz and Dr. Barry Munitz ("Munitz"), Federated's President, contacted over 15 potential lenders. (Munitz Tr. 25-26, 105-07).
     At that particular time, according to one of the defense experts, there was "more money available chasing deals in southern California than there was product to be financed." (Tr. 656). Despite this availability of funds, only three lenders -- San Jacinto Savings & Loan, Gibraltar Savings & Loan, and Columbia Savings & Loan ("Columbia") -- were willing to consider the loan terms that Federated and Hurwitz were proposing. (PX 83 at 4, Munitz Tr. 107-08). Of these, only the discussions with Columbia reached the stage where a draft "term sheet" was created. (PX 83 at 5; Munitz Tr. 115-24). By June 1987, however, even Columbia had ceased pursuit of a joint venture with Federated. (PX 83 at 5).

C.   Federated Approaches MAXXAM.
     ----------------------------
     In May 1987, Federated turned to its majority-controlled subsidiary MAXXAM (then called MCO Holdings, Inc.).[2] Federated wanted MAXXAM to serve as the project lender, with Federated being the developer. (Tr. 1376). Federated presented its loan proposal to the MAXXAM Board at its June 15, 1987 meeting.
At that meeting all three of the Federated designees to MAXXAM's Board (Messrs. Hurwitz, Munitz, and Levin) were present, with Mr. Hurwitz presiding. Although Federated's discussions with outside lenders were still in the preliminary stages, Dr. Munitz represented to the MAXXAM Board that Federated had other financing alternatives. (PX 13 at 14592-93, Tr. 1378-79).
     Dr. Munitz then proposed to the MAXXAM Board loan terms that were more favorable to Federated than those which Federated had proposed to Columbia. Munitz requested that MAXXAM grant to Federated an initial term loan of $15 million at 12% interest (as contrasted with a $12 million loan proposed to Columbia), plus a $5 million revolving loan with interest at the prime rate plus 1%. (Tr. 1722-27). All loans would be for five years, with allowance for a three-year extension if MAXXAM consented. (In contrast a four to five year term had been proposed to Columbia). In return, MAXXAM would receive a 25% profit participation. (PX 18 at 3-5; Tr. 1722-27; Munitz Tr. 117-20).
     With respect to the golf course property, MAXXAM would loan Federated $2.5 million (representing the entire purchase price of that property) on the same terms, and would receive back a 25% profit participation. In contrast, Federated had proposed that Columbia loan to it only half of the purchase price, with Federated to contribute the remainder. (PX 18 at 5).[3]
     All loans would be non-recourse, to be secured only by the Mirada property, excluding 6 lots that Federated would retain for itself. That is, 6 of the 46 Mirada Phase I lots would be excluded from the collateral that would be MAXXAM's only source for the repayment of the loans. In addition, interest would accrue and be deferred for the entire term of the loans.
     Unlike Federated's proposal to Columbia, MAXXAM had no requirement that the net cash flow from the lot sales would be used to pay down the loans from MAXXAM. Instead, the net cash proceeds would be deposited into an account from which all disbursements would be authorized by an "Approval Committee," consisting of one MAXXAM representative and one representative of Federated. (PX 1 at Section 1.5(b)). Those disbursements could be used to pay the project's operating expenses; there was no requirement that they be used to repay the loans to MAXXAM. Finally, the proposal to Columbia guaranteed Columbia a $3 million return, whereas MAXXAM would have no guaranteed return.

D.   The MAXXAM Board Accepts Federated's
     Proposal Subject to Certain Conditions.
     ------------------------------------------

     At its June 15 meeting, the MAXXAM Board did not seriously explore or consider the terms of the 1987 Loans from the standpoint of whether their terms were fair or adequate from MAXXAM's perspective. Before the June 15 meeting, MAXXAM's Chief Financial Officer, James Iaco, analyzed Federated's initial proposed terms and found them inadequate. In an internal memorandum, Iaco argued that a 20% profit participation for a $12 million term loan was too low, and that any loan reimbursing Federated's entire investment should command at least a 40% profit participation. Iaco concluded that if MAXXAM's profit participation would be only 20%, its up front cash contribution should be only $6 million, and the collateral should include all 46 lots, rather than allowing Federated to carve out 6 lots for itself. (PX 9 at 23867-69). There is no evidence that the Board was ever informed of or saw Iaco's memorandum, although Mr. Iaco was present at the June 15 meeting.[4]
     There is no evidence that any director inquired why Federated should be permitted to exclude 6 lots from the collateral, or why Federated should not be required to devote the $15 million loan proceeds to develop and market the Mirada. (Tr. 1445-47, 1569-70). Nor was it proposed that MAXXAM choose its own appraiser to value the property. (Tr. 1443), and there is no evidence that the Board discussed whether, given MAXXAM's current outstanding debt levels, it was appropriate to loan $20 million on a project MAXXAM was not developing as part of its regular business. (Tr. 1424-25).
     What the record does reflect is that the MAXXAM Board agreed to approve the loans on Federated's proposed terms subject to three conditions: (i) an M.A.I. appraisal valuing the property in excess of $30 million, (ii) a completed marketing study by the Robert C. Lesser Company, and (iii) approval of the proposed loans by MAXXAM's staff. (PX 13 at 14594-95; Tr. 1441).
     The precise appraisal amount the Board had required for the loan to be approved is unclear from the record. The June 15 Board minutes reflect a $30 million appraisal requirement, but the actual loan document specified that the property be appraised for at least $34 million. (Compare PX 13 at 14594 with PX
                                                  -------
1 at 1493). Regardless, that requirement was deemed satisfied by an appraisal prepared and submitted by Blee & Stark, which Dr. Munitz, on behalf of Federated, had requested. (PX 5). Blee & Stark valued the project, excluding the golf course property, at $34.9 million.
     The Blee & Stark appraisal was problematic in several respects. First, its $34.9 million valuation did not include a discount to reflect that the lots would be sold over time. Although Blee & Stark did separately calculate two "discounted" values for the lots, those values ($15,300,000 and $14,700,000), when combined with the values attributed to the villa and townhome sites, yielded overall values of only $27,100,000 and $26,500,000.[5] Second, Blee & Stark assumed an absorption (i.e., a "sell-off") rate of 24 lots per year at an
                             ----
average price of $504,000. (PX 5 at 2241, 2244). But the marketing study that the Robert C. Lesser Company conducted for MAXXAM (the "Lesser study") predicted an absorption rate of 15 lots per year, and an average sales price of $436,000. (PX 6 at 2344, 2346; PX 7 at 2179-80).
     Regardless, on August 25, 1987, the MAXXAM Board authorized the August 1987 Loans by unanimous written consent. (PX 14; Tr. 1452-55). There is no evidence of what consideration, if any, the board gave to the problems relating to Blee & Stark's appraisal, which together with the Lesser marketing study, had been received before the consent was executed.
     In a separate unanimous written consent executed three months later on November 17, 1987, the MAXXAM Board authorized an additional $3 million term loan to Federated to develop a golf course and residential development on the adjoining Cathedral City property. (PX 15). MAXXAM also committed to loan Federated up to an additional $2 million if that property were sold, to pay off the existing mortgage on that property. (PX 2 at Section 4.2).

E.   The Mirada Fails to Meet Expectations.
     --------------------------------------
     The Blee & Stark appraisal upon which the MAXXAM Board relied assumed projected sales of 24 lots per year. In fact, only 15 lots were sold during the entire four year period between the summer of 1987 and the summer of 1991: 4 lots in 1988, 5 in 1989, and 6 in 1990. (PX 29 at Appendix C). Four of those 15 sales were of the 6 lots Federated had retained for itself. Thus, Federated sold 67% of the lots that it retained for itself, but sold only 27% of the lots that constituted MAXXAM's collateral for the 1987 Loans. Federated was able to sell 4 lots by lowering their list price, but Federated did not lower the listed price for the remaining 40 lots.[6] (PX 46 at 17799-802).
     In early 1988, Federated became embroiled in litigation with the Cities of Rancho Mirage and Cathedral City. (Tr. 1317-18; 1530; Munitz Tr. 18-19; PX 39 at 5-9). The dispute was resolved in January 1989, when Federated agreed to transfer over 900 acres of its golf course land to the City of Rancho Mirage, and to abandon its plan to develop a golf course. In exchange, Federated received permission to build 50 additional residential units at the Mirada. (Tr. 1536-38; Munitz Tr. 22-23; DX 79; DX 80). Those additional units, which now would be unaffiliated with a golf course, are referred to in this Opinion as the "Phase II lots."
     The litigation also cost Federated the only potential buyer it could locate for the villa site. Mitsui made an offer to purchase the villa site on August 5, 1988, the same day the City of Rancho Mirage sued Federated to rescind the Development Agreement. (DX 145). Mitsui's concern over that litigation caused it to withdraw its offer in November 1988, and to refuse to consider Federated's overture to renegotiate.[7] Federated found only one potential joint venture partner for the townhome site (Swank), but no deal ever resulted (Munitz Tr. 148-49). Thereafter, no other bids were made for either site. (Munitz Tr. 148-49; 1572-73).
     Throughout this entire period Federated made no payments of principal or interest on the 1987 Loans. Thus, by early 1991, Federated knew that the Mirada project faced many problems, including "the state of the economy, the newness of the project, the expense of the project, the sporadic political problems ... [and] an underinvestment in the promotional side." (Munitz Tr. 152).

F.   Federated Approaches MAXXAM to
     Buy the Mirada; MAXXAM Forms
     the Special Committee
     -------------------------------------

     By September 30, 1990, the outstanding principal and accrued interest balance on the 1987 Loans had climbed to $31.4 million. (DX 31). Within a year and a half those loans would fall due. Moreover, the Mirada was performing poorly. (DX 31; Munitz Tr. 153-57). At this time Federated was also being told by its consultants that the asking prices on its lots were too high. (See supra
                                                                      --- -----
n.6; PX 33D). In these circumstances, Federated was unwilling to put any more of its own money into the project. Seeking a solution to its problem, Federated inquired whether MAXXAM would consider purchasing all or any part of Federated, including specifically the Mirada. (Tr. 1544-45).
     On November 6, 1990, MAXXAM's Board of Directors formed a Special Committee to consider what course of action MAXXAM should take in response to Federated's proposal. (Tr. 1601-02; PX 32A at 2). The Special Committee consisted of five MAXXAM Board members who were not employees or Trustees of Federated -- John Connally (a former Governor of Texas), John Seidl, William Leone, Stanley Rosenberg, and C.V. Wood, Jr. All five persons had significant financial or personal ties to Hurwitz. (PX 55C - 55F).
     The Committee first met on November 6, 1990, and Governor Connally was elected chairman. Connally played a dominant role in interviewing and selecting the Committee's advisors. At the Committee's first meeting, its members instructed MAXXAM's general counsel to arrange for Governor Connally to interview at least three law firms. (PX 32A at 4). Based on those interviews, the Committee retained the law firm of Johnson & Gibbs. (PX 32B at 1).
     The Committee also interviewed and retained various real estate and finance expert advisors, the first being Cushman & Wakefield of California, Inc. ("Cushman"). The minutes of the Special Committee's initial November 6, 1990 meeting recite that the Committee deliberated over the selection of a real estate appraiser, but the evidence indicates that Connally had already decided to hire Cushman before then.[8]
     In February 1991, the Special Committee engaged KPMG Peat Marwick to review the lot absorption rate assumptions made in Cushman's preliminary appraisal, and to prepare a marketing report on the Mirada. (DX 81 at 12; PX 32E at 12276; Tr.
1658). The Special Committee then hired a third real estate firm, Lewis & Howard, to critique both the Cushman appraisal and the Peat Marwick study. Governor Connally, who knew Lewis & Howard from other projects, had already engaged that firm the month before the March 15 meeting at which the Committee "considered engaging" Lewis & Howard. (Tr. 1632, DX 30; PX 32F, 32G).
     Lastly, on March 15, 1991, the Committee authorized the retention of First Boston as its investment banker "if it seem[ed] likely an agreement could be reached with Federated." (PX 32F at 12286).

G.   The Special Committee's Process
     -------------------------------
     The Special Committee first considered, and rejected, Federated's proposal that MAXXAM purchase the entirety of Federated. A purchase of Federated would have included a stock portfolio and stock trading operations, commercial property, the Ritz-Carlton Hotel, and the Mirada. The Committee rejected the stock portfolio and stock trading operation as inconsistent with MAXXAM's real estate business (Tr. 1608), and it rejected the commercial property because it was not located near the Mirada or tied to the Ritz-Carlton. (Tr. 1609-1610). Finally, the Committee rejected the Ritz-Carlton because it was burdened by an excessive debt load. (Tr. 1610-11). From that point on, the Committee focused exclusively on a possible purchase of the Mirada.
     At Committee meetings held on January 15 and February 4, 1991, Cushman presented its preliminary appraisal, which valued the Mirada at $47,877,000. (PX 32D-E). The Committee concluded that Cushman's absorption rates were too aggressive, and instructed Cushman to re-examine them. (Tr. 1625-26). Cushman did that, and in its final appraisal, lowered its valuation to $43,560,000.
     On March 14, 1991, the Committee received Peat Marwick's marketing report. (DX 81-84). Based on the assumption that there would be no management change, Peat Marwick found a 60% probability that sales would be only 3-4 lots per year; a 30% probability that sales would be 5-6 lots per year, and a 10% probability that sales would be 8-10 lots per year. Under improved management the odds increased somewhat: a 25% probability of 3-4 sales per year, a 50% probability of 5-6 sales, and a 25% probability of 8-10 sales. (PX 29 at 2).
     The Committee next met on March 15, 1991, the day after it had received Peat Marwick's report. At that meeting, Governor Connally expressed his belief that MAXXAM needed to "acquire the property and fully take charge." (PX 32F at 12284). Some Committee members expressed the concern that to negotiate a purchase transaction was premature; nonetheless, Governor Connally persuaded the Committee to authorize him to begin discussions with Federated on a "possible range of value for the acquisition." (PX 32F at 12285-86).
     On March 27, 1991, Cushman submitted to the Special Committee its final appraisal which valued the Mirada at $43,560,000 as of February 1, 1991. (PX
25).

H.   The April 17 Special Committee Meeting
     --------------------------------------
     At its April 17, 1991 meeting, the Committee received presentations from all its advisors. A Peat Marwick representative made a short presentation of his firm's conclusions. The Committee next heard (by teleconference) from a Cushman representative, who confirmed that its revised appraisal was accurate. (PX 32J).
     The Committee then received an oral report from Lewis & Howard, the appraisal firm Connally had selected.[9] Lewis & Howard opined that both the Cushman and Peat Marwick forecasts were too negative. Nonetheless, Lewis & Howard concluded that Cushman's $43,560,000 appraisal value was reasonable. (Id., at 6).
 ---
     Finally, First Boston presented its conclusions. Although defendants argue in their brief that First Boston had made an independent valuation of the Mirada (Def. Answering Post-Trial Br., at 21), First Boston's report explicitly stated that the firm "did not conduct an independent valuation or appraisal of the Real Estate Assets" (PX 30D at 120-21). Rather, First Boston relied on the Cushman appraisal and the earlier expert presentations made to the Special Committee. First Boston criticized various aspects of Cushman's methodology, and opined that Cushman's appraisal was "more towards the higher end of the current range of reasonable values." (PX 32J at 7). First Boston concluded that a reasonable range of values for the Mirada would be from $35,639,000 to $45,884,000 (DX 53 at FBC002498), as contrasted with Cushman's valuation, which ranged from $39,985,000 to $46,890,000.
     After discussing these matters, the Special Committee voted to adopt a resolution that "MAXXAM make an offer to purchase the property from Federated on terms which were no more than the [Cushman] appraised value." (PX 32J at 12296-
97).

I.   The Negotiation of the Exchange
     -------------------------------
     The evidence of the actual negotiations between Federated and MAXXAM is sparse, and the documentation is even more so. The defendants claim that Hurwitz demanded a price higher than Cushman's appraised value, and that only after intensive negotiations over price did Connally and Seidl give Hurwitz an ultimatum either to agree to the Exchange at the Cushman appraisal price or forget the entire transaction. At trial, Mr. Seidl could not recall how many times he met with Hurwitz to discuss price, but he was sure it was more than once. In his deposition, however, Seidl could not recall if it was more than once. (Tr. 1636, 1681). Mr Seidl could not remember what his opening position was, other than probably "something close to the debt and maybe some sort of splitting arrangement going forward." (Tr. 1636). Nor could he recall the dollar difference between his initial proposal and the ultimate purchase price, except that the parties were initially "a long way apart" and there was a lot of back and forth on the price. (Tr. 1680). The one aspect of the negotiation Seidl claimed he definitely could recall was that he and Governor Connally made a "take-it-or-leave-it" offer at the full Cushman appraisal value, and that Hurwitz "took it." (Tr. 1548, 1637).[10]
     MAXXAM and Federated executed the Exchange Agreement on May 20, 1991. (PX
3). The transaction closed on July 12, 1991. (PX 26; PX 27). Under the terms of the Exchange Agreement, MAXXAM purchased the Mirada for the full Cushman appraisal value of $42,892,000,[11] allocated as follows:

     . MAXXAM forgave Federated's accrued $34.3 million debt on the 1987 loans;

     . MAXXAM assumed Federated's $2 million obligation to pay off promissory notes issued to the original owners of the golf course property;

     . MAXXAM advanced $1.4 million in cash to pay off Federated's commitment to third parties (the "Fireford interests") who owned an interest in the Mirada;

     . MAXXAM issued to Federated $3.9 million of preferred stock in a subsidiary, MCO Properties Inc. (which was convertible into MAXXAM common stock); and

     . MAXXAM's 25% interest in the profits of the project under the 1987 Loans, valued for the purpose of the Exchange at $1.3 million, was extinguished.

(PX 4; PX 36A; PX 36B). That is, MAXXAM forgave the $34.3 million in principal and accrued interest balance due under the 1987 Loans, and in addition, paid $7.3 million by assuming certain obligations of, and issuing stock to, Federated.[12]

J.   The Mirada's Continued Poor Performance
     ---------------------------------------
     After the closing, the Mirada continued to fail the performance predictions contained in the various appraisals and reports upon which the Special Committee had relied. By the time of the January, 1996 trial, only 9 additional Phase I lots had been sold,[13] the Phase II lots and the villa and townhouse sites remained undeveloped and unsold. This substandard performance persisted, even though during 1992 MAXXAM lowered its asking prices on Phase I lots by an average of 28%. In addition, the Ritz-Carlton Hotel had defaulted on its mortgage and had deeded the hotel property to the mortgagee in lieu of foreclosure. (Tr. 1207-08).

                          * * * * *

     In Part II, infra, of this Opinion, the Court addresses the merits of the
                 -----
1987 Loan transaction claims. Preliminarily, the Court considers, and rejects, the threshold defense that the 1987 Loan claims are barred by the statute of limitations. The Court next considers what standard of review applies to the 1987 Loan transaction claims, and determines that the defendants have the burden of demonstrating the entire fairness of that transaction. Finally, the Court considers the fairness of the process by which the 1987 loans were approved and of their substantive terms, and concludes that defendants have failed to prove that the 1987 Loans were fair to MAXXAM.
     In Part III, the Court decides the validity of the 1991 Exchange transaction claim. First, the Court considers (and rejects) the defendants' argument that the plaintiffs must bear the burden of showing that the transaction was unfair, because the transaction was negotiated and approved by an independent committee of MAXXAM directors. Determining that the defendants have the burden of proving the transaction's entire fairness, the Court then addresses the fairness of the approval process and of the substantive transaction terms to which MAXXAM agreed, and concludes that the defendants have failed to meet that burden.
     Finally, in Part IV, the Court addresses issues relating to remedy, and concludes that the remedy determination must await a later stage.

                  II.  THE 1987 LOAN CLAIM
                       -------------------

A.   THE STATUTE OF LIMITATIONS DEFENSE
     ----------------------------------
     Before addressing the merits of the 1987 Loan transaction claim, the Court first must decide the threshold question of whether that claim is barred by the statute of limitations. All parties agree that unless the Court finds that the applicable three year statute of limitations was tolled, plaintiff's 1987 Loan claim will be time-barred. See In re MAXXAM, Inc./Federated Development
                           --- ----------------------------------------
Shareholders Litig., supra, Mem. Op. at 13 (June 21, 1995).  In the cited
-------------------  -----
pretrial Opinion denying the defendants' motion to dismiss on limitations grounds, the Court determined that "the complaint supports the plaintiffs' position that the disclosures relating to the 1987 loans obfuscated and concealed, rather than clearly disclosed, material facts relating to the riskiness of the loan terms." Id., at 17. That is, the plaintiffs had alleged
                              ---
facts that, if proven, would toll the statute of limitations under the doctrines of fraudulent concealment and/or equitable tolling. Id., at 13-15.
                                                    ---
     Now that the case has been tried, the defendants urge that the plaintiffs have failed to prove the facts they alleged in their complaint and that this Court found legally sufficient. Therefore, defendants conclude, the plaintiffs have failed to establish the facts essential to their claim that the statute of limitations was tolled.
     Specifically, the defendants argue that the trial record establishes that the plaintiff shareholders knew or should have known all the material facts concerning the 1987 Loan transaction at the time they received MAXXAM's February 11, 1988 Proxy Statement. That is because (defendants urge) (i) the public disclosures of the 1987 Loan terms were sufficient to put the plaintiffs on inquiry notice of any potential unfairness in their terms; and, (ii) alternatively, the terms that the plaintiffs claim should have been (but were not) disclosed were not material. In addition, the defendants contend that
(iii) there is no showing that the doctrine of equitable tolling applies to Messrs. Leone and Rosenberg, for which reason the 1987 Loan claims against Leone and Rosenberg must be dismissed in all events.

     1.   Whether Plaintiffs Were Put
          On Inquiry Notice.
          -----------------------------

     As summarized in the Court's June 21, 1995 Opinion, as of May 28, 1988 the defendants had publicly disclosed the following information: "(1) the total principal amount of the 1987 loans; (2) the fact that the loans were non-recourse, secured only by the Mirada real estate; (3) the fact that the loans were to Federated, MAXXAM's controlling stockholder; (4) the fact that MCOP would receive, in addition to interest on the loans, a contingent 25% interest in net profits from the project; and (5) the fact that interest and principal on the loans would be repaid solely from net proceeds from lot sales." Id., at 8-9.
                                                                    ---
     Those conclusions, which at that stage were based upon the pleaded facts. They are now supported by facts established in the trial record.
     The defendants rely upon no new or different facts to support their contention that the plaintiffs had inquiry notice of the potential unfairness of this transaction as of May, 1988, other than the testimony of the plaintiffs'
                                                                  ----------
trial expert, Mr. Opperman, that disclosure of those terms would have raised "strong doubts" as to whether the loans were prudent. (Tr. 253-54). This testimony does not help the defendants. To begin with, the issue of inquiry notice is a question for the Court, not an expert witness, to decide. Moreover, the witnesses' testimony is misconstrued. Mr. Opperman repeatedly emphasized that he was responding "as a lender." (Tr. 249). But here the lender was not the MAXXAM stockholder plaintiffs; it was MAXXAM acting through its Board of Directors. Unlike a third party or outside lender, MAXXAM's stockholders were entitled to view the limited information they received with the presumption that it reflected a loan whose terms were fair. The Board, which was aware of all
                                                                          ---
the facts, was in a far better position to determine the loan risk than were the "stockholders [who were] entitled to rely on the good faith of the directors when they act with respect to the corporation's property or processes." Kahn v.
                                                                        -------
Seaboard Corp., Del. Ch., 625 A.2d 269, 275 (1993).
--------------
     In short, the defendants have shown nothing new, factually or legally, that persuades the Court to alter its earlier conclusion that the "facts [that] were disclosed before May, 1988 did not, in these circumstances, impose upon the plaintiffs a duty to make further inquiry or conduct an independent investigation." In Re MAXXAM, Inc./Federated Div. Shareholders Litigation, Del.
                ---------------------------------------------------------
Ch., C.A. Nos. 12111 & 12353, Jacobs, V.C. (June 21, 1995) Mem. Op., at 18.

     2.   Whether Defendants Failed to
          Disclose Material Information
          About the Loans.
          ------------------------------
     The defendants next contend that the information that was omitted from the public disclosures about the 1987 loans was not material. The omitted facts were that: 1) there were no restrictions on Federated's use of the initial $15 million term loan; 2) interest would be permitted to accrue rather than having to be paid out of the proceeds from lot sales; 3) there was no government approval for the proposed golf course; 4) there was strong local opposition to development of the Mirada; 5) Federated had retained 6 of the 46 estate lots for itself, thereby excluding those lots from the collateral for the loans; and 6) except for a portion of the funds borrowed from MAXXAM, Federated had invested none of its own money in the Mirada project.
       The defendants claim that the absence of any restrictions upon the use of the loan proceeds, and the fact that interest would accrue, were immaterial, because they were commonplace terms in joint venture loan transactions. That argument lacks merit. Those terms may have been commonplace, but that does not make them immaterial. Moreover, this transaction was not commonplace. It was not an arm's length transaction. Rather, it was one between a corporation and its controlling shareholder, in which Federated, the borrower and the lender's controlling stockholder, was not required to use any of the borrowed funds to develop the property that would be the only repayment source for the loans. Instead, Federated could use the proceeds as it wished. That fact, if disclosed, would have alerted the shareholders to the possibility that Federated was exploiting MAXXAM.
     Moreover, the fact that Federated was not required to pay interest currently--indeed, could postpone paying any interest for at least five years-- would, if disclosed, have signaled the possibility that Federated had shifted a disproportionate share of the project's risk of failure onto MAXXAM. The defendants have failed to persuade the Court that those terms were immaterial.
     The defendants next argue that the fact that the loans were secured by only 40 (as opposed to 46) lots would, if disclosed, have lacked significance to MAXXAM's shareholders. But the materiality point is not that the collateral consisted of only 40 lots. Rather, it is that 6 of the 46 lots comprising Phase I of the Mirada project had been excluded from the collateral because they were retained by the borrower which was also the lender's controlling stockholder. Disclosure of the fact that the controlling shareholder intended to sell, for its own account, prize lots that would otherwise have been part of the collateral that was the only source for the loan repayment, would have alerted shareholders to the possibility that the loan transaction was unfair.
     Finally, the defendants contend that the community opposition to the golf course proposal was immaterial, because community opposition to development was commonplace and Federated did not believe that the opposition would significantly impede its ability to obtain permission to build the golf course.
 As discussed below, while Federated may have been optimistic, its principals did anticipate opposition to the golf course. They had good reason: Federated had just recently emerged from a lengthy, contentious entitlement process for the adjoining land. As a result of that dispute, Federated ended up forfeiting a substantial part of its Rancho Mirage property to obtain the right to develop the remaining portion. Because one purpose of the 1987 Loans was specifically to facilitate the development of a golf course, the absence of government approvals for development of that golf course property had to be a material fact requiring disclosure.

     3.   Whether Plaintiffs Failed to Show
          That Defendant Rosenberg
          Fraudulently Concealed Material Facts.
          --------------------------------------

      Lastly, the defendants argue that even if the statute of limitations is found to have been equitably tolled as to certain defendants, it was not tolled as to defendants Leone and Rosenberg, because there is no showing that they engaged in actionable self-dealing or fraudulent concealment. The plaintiffs do not explicitly respond to this argument. Instead, they summarily assert that they established fraudulent concealment by all defendants collectively. The defendants' position has merit as to Mr. Rosenberg, who was both disinterested and independent of the controlling shareholder in this self-dealing transaction, but not as to Mr. Leone, who was not independent.[14]
     The equitable tolling doctrine applies to claims against a disinterested party who conspires with a self-dealing fiduciary to defraud the beneficiary. See Laventhol, Krekstein, Horwath & Horwath v. Tuckman, Del. Supr., 372 A.2d
--- --------------------------------------------------
168, 170-71 (1976). That doctrine may also be applied to a claim involving an abuse of the fiduciary relationship through actionable self-dealing. See Litman
                                                                      --- ------
v. Prudential-Bache Properties, Inc., Del. Ch., C.A. No. 12137, Chandler, V.C.
------------------------------------
(Jan. 14, 1994), Mem. Op. at 6-7. Here, the plaintiffs have not claimed or demonstrated that Leone and Rosenberg conspired with the controlling shareholder to defraud MAXXAM's stockholders. Nor do they claim that Leone and Rosenberg personally received any benefits from the 1987 Loans.
     But equitable tolling may also apply to claims against directors who are controlled by, or are not independent of, the controlling shareholder that does benefit from the self-dealing transaction. In Litman v. Prudential-Bache
                                               --------------------------
Properties, Inc., supra,[15] the Court held that equitable tolling would apply
----------------  -----
even "absent allegations of affirmative acts of concealment by the defendants, where the parties to the litigation stand in fiduciary relationship to each other and where the plaintiff alleges self-dealing." In Litman that principle
      ---                                                ------
was brought into play because the alleged self-dealing had "implicate[d] serious breaches of loyalty and ... raised the legal analysis to a higher level than ordinary breaches of care." Id., at 6.
                            ---
     Those same concerns justify equitably tolling claims against directors who are not independent of the self-dealing controlling shareholder. A director who lacks such independence because he is controlled by the person who dictates the terms of the self-dealing transaction, is necessarily subject to a divided loyalty. For equity tolling purposes there is no coherent basis to distinguish between a self-dealing controlling shareholder and the directors whom that shareholder controls. In this case, because Leone lacked independence from Federated, the statute of limitations was equitably tolled as to the claims against him.
     Mr. Rosenberg, however, was independent, and for that reason the claims against him stand on a different footing. The plaintiffs' only argument for tolling the statute as to Rosenberg is that the defendants collectively concealed and misrepresented material facts. (POB at 36). The contention appears to be that Mr. Rosenberg's approval of the disclosures made in the various proxy disclosures and other SEC filings constituted participation in a fraudulent concealment.
     That argument lacks merit. "Fraudulent concealment requires that something affirmative be done by a defendant, some 'actual artifice' which prevents a plaintiff from gaining knowledge of the facts, or some misrepresentation which is intended to put the plaintiff off the trail of inquiry." Halpern v. Barran,
                                                            -----------------
Del. Ch., 313 A.2d 139, 143 (1973). That is, fraudulent concealment requires some affirmative steps by a corporate director to conceal a wrong. See In re
                                                                   --- -----
USACafes, L.P. Litigation, Del. Ch., Cons. C.A. No. 11146, Allen, C. (January
-------------------------
21, 1993), Mem. Op. at 10; Boeing Co. v. Shrontz, Del. Ch., C.A. No. 11273,
                           ---------------------
Berger, V.C. (April 20, 1992), Mem. Op. at 6. Rosenberg's approval of the disclosures, without more, does not constitute the kind of affirmative conduct that amounts to participation in a scheme actively to conceal the wrongdoing of others.[16]
     Therefore, the Court will dismiss, as time-barred, the 1987 Loan claims as to defendant Rosenberg. As to all other defendants, the statute of limitations defense is rejected.

B.   THE MERITS OF THE 1987 LOAN CLAIMS
     ----------------------------------
     Having rejected (except as to one director) the threshold limitations defense, the Court turns to the merits of the 1987 Loan claims.

     1.   The Standard of Review
          ----------------------
     The first issue concerns the standard of review applicable to the 1987 loan claims. Where a controlling shareholder stands on both sides of a transaction, the standard ordinarily is that the controlling shareholder (and the directors who are subject to that control) will bear the burden of proving the entire fairness of the transaction. See Weinberger v. UOP, Inc., Del. Supr., 457 A.2d
                             --- -----------------------
701, 703, 710 (1983); Rosenblatt v. Getty Oil Co., Del. Supr., 493 A.2d 929, 937
                      ---------------------------
(1985). There are exceptions to that principle. One such exception arises where a truly independent, disinterested, and informed special committee of outside directors negotiates the transaction on behalf of the minority stockholders. In those circumstances the review standard remains entire fairness, but the burden shifts to the plaintiff to prove that the transaction was unfair. See Kahn v. Lynch Communications Systems, Del. Supr., 638 A.2d 1110,
            --- ------------------------------------
1117 (1994); Kahn v. Tremont Corp., Del. Ch., C.A. No. 12339, Allen, C., slip
             ---------------------
op. at 16-18 (March 21, 1996).
     That exception does not apply in this case, because no independent committee negotiated or approved the 1987 Loans. The decision to approve the 1987 Loans was made by the entire MAXXAM Board, and of the five directors who voted to approve those loans, only two were "deemed independent." (PX 13 at 14594; PX 14 at 14361; PX 15 at 14364). Of the three remaining directors, Hurwitz and Munitz were Federated Trustees, and Leone depended on Hurwitz for his positions and income as President of MAXXAM, CEO of Pacific Lumber Company, and as a director of Kaiser Aluminum--all entities that Hurwitz controlled. (Stip. Facts 10, 17). The Court therefore concludes (and the defendants do not dispute), that the defendants have the burden to demonstrate that the 1987 Loan transaction was entirely fair to MAXXAM.
     An entire fairness analysis has two aspects: fair dealing and fair price. Weinberger v. UOP, Inc., 457 A.2d at 711. The test is not bifurcated, and all
-----------------------
aspects of the transaction must be considered before making a unitary determination. This Court therefore examines both the process by which the transaction was approved, and its substantive terms, in determining whether the 1987 Loan transaction was fair.
     2.   Fairness of the Decisionmaking Process
          --------------------------------------
The analysis of whether the Board's decisionmaking process was fair
"embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and the stockholders were obtained." Weinberger v. UOP, Inc., supra.
                                               -----------------------  -----
I conclude, for the reasons next discussed, that the defendants have failed to establish that the process utilized to negotiate and approve this loan transaction was fair, in the sense that it was calculated to result in loan terms comparable to what a true arm's length transaction would have yielded. See, Marciano v. Nakash, Del. Supr., 535 A.2d 400, 405 (1987).
---  ------------------
a)   Initiation and Timing of the Loan
     ----------------------------------
     The 1987 Loan transaction was initiated by Federated after it decided that it did not want to invest any further in the Mirada. Plaintiffs contend that Federated approached MAXXAM as a lender of last resort after it was unable to obtain debt capital in the marketplace on the terms it desired. The defendants deny this. They say that the loans were a good investment opportunity that commercial lenders would have favorably considered. But, the only documentary support for their position consists of handwritten notes of discussions with San Jacinto Savings & Loan (PX 21; PX 23), and a proposed "term sheet" with Columbia that reflects terms more favorable (from a lender's standpoint) than those which the MAXXAM Board accepted. (PX 18). By the time the 1987 Loans were made, Columbia had ceased negotiations.[17] Thus, there is no evidence that any commercial lender was willing to invest in the project on terms comparable to those accepted by MAXXAM's Board. That is, defendants have not shown that the loan terms ultimately accepted by MAXXAM were obtainable in the credit marketplace.
     Of significance also is that Federated initiated these loans before it had obtained any entitlements to build the golf course. The defendants argue that that fact should not impact the fairness analysis because (i) the golf course was never considered necessary to the Mirada's success, (ii) Federated was reasonably confident that it would obtain the required permits, (iii) the Mirada offered its homeowners an affiliation with 29 nearby golf courses, and (iv) the Lesser study concluded that while the absence of a golf course was both a positive and a negative, the negative aspects could be mitigated. (Tr. 1258-59, PX 6 at 2336).
     This post-hoc explanation cannot alter the undisputed fact that the
          ---- ---
November 1987 loan was made specifically to facilitate Federated's plan to develop a golf course. (Def. Reply Brief at 2, Tr. 1313-14). Although defendants argue that the risk of non-approval was significantly less than that which Federated had confronted when it obtained the entitlements for the Rancho Mirage property, Dr. Munitz believed that there would be a public battle in Cathedral City and that the golf course proposal did involve political risk. (Munitz Tr. 91-95). At trial, Mr. Hurwitz went even further, testifying that "I don't know that we ever had the perception that we could build a golf course." (Tr. 1529).
     In any event, by causing MAXXAM to grant a non-recourse loan to fund the purchase of the golf course property with no requirement that the appropriate government approvals be first obtained, Federated shifted onto MAXXAM the risk that those approvals might not materialize.
     For these reasons, the initiation and timing of the transactions evidence that the 1987 loans were not fair to MAXXAM.

          b)   The Negotiation Structure
               -------------------------
     After Federated approached MAXXAM to lend it the funds, neither side structured the negotiations in a form calculated to result in loan terms fair to MAXXAM. As Dr. Munitz conceded, all parties involved knew that the 1987 Loans were an interested transaction, yet the MAXXAM Board never formed an independent negotiating committee or obtained a fairness opinion from a disinterested financial advisor. (Munitz Tr. 44). Nor did the MAXXAM Board ever insist upon a "market check," such as (for example) evidence that an outside lender would grant or had actually accepted comparable terms. Thus, the negotiation structure also evidences that the 1987 Loans were not fair to MAXXAM.

          c)   The Disclosures to the MAXXAM Staff and Board
               ---------------------------------------------
     The record discloses that at the June 15, 1987 Board Meeting, Federated represented to the Board that it (Federated) had alternative sources of financing. Given the (at best) very preliminary status of the negotiations with the three commercial institutions, that statement was highly misleading. That evidence weighs against a finding that Federated dealt fairly with MAXXAM.

          d)   The Actual Bargaining Process
               -----------------------------
     Also relevant to the issue of procedural fairness is the existence or non-existence of true arm's length bargaining. The defendants claim that there were intense negotiations between MAXXAM and Federated. Dr. Munitz testified that MAXXAM's "strategy" for negotiating the loan was to compare the terms Federated proposed to MAXXAM with those Federated had proposed to Columbia and San Jacinto, and to conduct "due diligence." (Munitz Tr. 44-45). Had that comparison in fact been made, it would have disclosed that the terms Federated
           -- ----
was proposing to MAXXAM were less favorable than those Federated was proposing to the commercial lenders.
     Munitz also testified that there was significant "give and take" between Federated and the representatives of MAXXAM, yet he could not identify any specific term that Federated proposed and that the MAXXAM Board rejected (Munitz Tr. 45-46). The defendants did not show how specifically the negotiations were conducted or what concessions, if any, MAXXAM obtained from Federated during the course of those negotiations.
     The defendants argue that intense bargaining should be inferred from the fact that Munitz's original proposal differed from that which the MAXXAM Board ultimately approved. (See PX 9). It is true that under Federated's original
                      ---
proposal MAXXAM's participation was only 20%, as opposed to 25% in the completed transaction with Federated. However, that original proposal was preliminary (at that point no interest rate had been set). Moreover, Federated's original proposal was for only a $12 million (as opposed to $15 million) loan. Federated's original proposal also would have required the proceeds of lot sales to be used to pay off the loan, and MAXXAM to fund only half of the acquisition costs of the golf course property. In these respects, it appears that MAXXAM ended up worse off than it would have been under Federated's original proposal.
     Given the other more advantageous terms Federated ultimately extracted, the increase of MAXXAM's profit participation to 25% (which the defendants' own expert testified was at the low end of the range of typical transactions) is hardly sufficient to establish that there were true arm's length negotiation. (Tr. 688). The evidence tends to establish the opposite.

          e)   The MAXXAM Board Approval
               -------------------------
     Finally, and of considerable importance, is the quality of the board's actual decisionmaking process, a factor that also compels a finding adverse to the defendants. The defendants rely upon the recital in the Minutes of the June 15, 1987 MAXXAM Board meeting, that there was a "lengthy discussion of the merits of the proposed transaction." (PX 13 at 14593-94). Other than that conclusory statement, there is no evidence that any MAXXAM director questioned any material term of the proposal. Specifically, there is no evidence that the directors were ever told of the more favorable terms Federated had proposed to Columbia, the terms Federated had originally proposed to the MAXXAM staff, or Mr. Iaco's documented concerns that even that original proposal was inadequate.
 Nor was it shown that the MAXXAM Board attempted to--or did--ascertain whether the proposed terms could be improved. Instead, the Board simply "approved those loans on substantially the terms as outlined by Munitz..." (Tr. 1441).
     To be sure, the Board did condition its acceptance on Federated satisfying three requirements: (1) an M.A.I. appraisal in excess of $30 million, (2) a completed marketing study by Robert C. Lesser Company, and (3) approval of the loans by MAXXAM's staff. (PX 13 at 14594-95). But, in determining whether those conditions were met, the Board appears to have performed only a perfunctory review. The MAXXAM directors approved the loans by unanimous written consent without satisfying themselves that the loan documents reflected their intent. That is significant because the documents were unclear as to what the preconditions to the loan actually were. The Board minutes stated that the loan was conditioned on a $30 million appraisal, yet the loan documents required a $34 million appraisal. The defendants assert, without supporting evidence, that the $34 million figure was a scrivener's error, but even if that is true, it only reinforces the impression that the Board did not cause the loan documents to be carefully reviewed before approving them.
     Also significant is the MAXXAM Board's decision not to insist upon its own appraisal, and to rely upon the appraisal commissioned by Federated.[18] (PX
5). That appraisal, by Blee & Stark, valued the project at $34.9 million, based on a highly optimistic prediction that all 46 lots would be sold in 23 months.
A cursory review of that appraisal would have revealed an assumption that the entire 46 lots would be included in the collateral, which was incorrect since only 40 lots were ultimately included. A review of the appraisal would also have shown that the $34.9 million valuation was arrived at by simply adding the estimated value of each of the lots (including the 6 excluded lots), without discounting those values to reflect that the lots would be sold over time. Finally, there is no evidence that the Board considered Blee & Stark's $15,300,000 "discount value," which represented the appraised value of the finished lots if sold in bulk. Because those lots formed most of the collateral for the loan, that value would have been important to a board attempting rationally to assess whether the Loans were adequately secured. The board's decisionmaking process, which rested on a flawed appraisal, was necessarily flawed as well.[19]
     These process deficiencies are also evidenced by the November golf course loan. At its June 1987 meeting, the Board approved a $2.5 million loan to purchase the golf course property, without obtaining or requiring an appraisal. The defendants respond that no appraisal was needed because the loans were cross-collateralized. That argument overlooks the fact that MAXXAM would be adding $2.5 million to a $15 to $20 million loan (plus potentially $2 million more if Federated paid off the first mortgage before selling the property), with no reliable evidence of the value of the land being added to the collateral pool. The Court is unable to conclude that a truly independent board would have proceeded in this fashion.

                           *  *  *

     For these reasons, the Court concludes that the defendants have not satisfied their burden of demonstrating that the loans were the product of fair dealing.

C.   THE SUBSTANTIVE FAIRNESS OF THE 1987 LOANS
     ------------------------------------------

     Having addressed the fair dealing issues, the Court next considers whether the substantive terms of the 1987 Loans were fair. The plaintiffs rely upon the testimony of their trial expert, Mr. John C. Opperman, to support their claim that (i) the effect of the 1987 Loan terms was to transfer an inordinate amount of risk to the lender without adequate return, and, (ii) as a consequence, the loans would not have been acceptable to an outside independent lender. The defendants respond that if the loans were viewed as conventional loans, Mr. Opperman's criticisms might be valid, but in this case the 1987 Loans were "joint venture loans" and their terms were typical of joint venture loans at that time. The defendants also rely upon an appraisal that was prepared in November, 1995 by Buss-Shelger Associates for purposes of this litigation (the "1987 Buss Appraisal"). In that appraisal Buss-Shelger valued the Mirada as of November 1, 1987 Loans at $33,800,000, which, defendants argue, demonstrates that the 1987 Loans terms were substantively fair to MAXXAM.
     These contentions are now addressed.

     1.   The Plaintiff's Expert's Opinion
          --------------------------------
     The plaintiff's expert, Mr. Opperman, testified that the critical features of the 1987 Loans would have been unacceptable to an independent outside lender in 1987, because they would transfer inordinate risk to the lender (MAXXAM) without adequate return.[20] The defendants do not dispute Mr. Opperman's conclusion, but argue that it is irrelevant, because he was analyzing the loans as conventional loans, rather than as a joint venture loans. Those two types of financing, defendants insist, are quite different.
     To support that argument, the defendants rely upon an article published in the Federal Home Loan Bank Board Regulatory Handbook, that distinguishes conventional and joint venture loans for bank accounting purposes. (DX 129 at 3). During cross examination Mr. Opperman admitted that the 1987 Loans possessed the characteristics of a "joint venture" loan described in that article,[21] (Tr. 189-92), and conceded that he did not view the 1987 Loans as joint venture loans when he analyzed them. (Tr. 187). The Court agrees that to the extent that Mr. Opperman failed to evaluate the 1987 Loans as "joint venture" loans, his testimony was incomplete. But that does not carry the day for the defendants. As discussed more fully below, the 1987 Loans were substantively unfair, and cannot suddenly become fair because one is able to affix to them the label "joint venture."

     2.   The Defendants' Expert Opinion
          ------------------------------
     As earlier noted, the defendants argue that even if the 1987 Loan terms were not fair if analyzed as conventional loans, they were fair if viewed as joint venture loans. That position rests critically upon the testimony of Mr. George Smith, the defendants' trial expert, that the 1987 Loan terms were fair because they were typical of joint venture financing at that time. (Tr. 691-92.).
     Mr. Smith's testimony is problematic for several reasons. At the time Mr. Smith formed his opinion, he was unaware that the borrower (Federated) controlled the lender (MAXXAM). (Tr. 722). He also had never encountered a loan arrangement where the persons administering the loan included a borrower's representative. (Tr. 851). That information is significant because only the Approval Committee was authorized to disburse the proceeds of lots sales from the deposit account into which they would be placed. If it so chose, that Committee could disburse the funds to pay for operating expenses rather than pay down the MAXXAM loans. (PX 1 at Section Section 1.5(b), 4.1(b)). Even if it could be assumed that MAXXAM's Approval Committee representative would be free to act independently of Federated's controlling shareholder, Federated's representative could still veto any proposal by MAXXAM to disburse funds. Thus, MAXXAM, the lender, had no ability to compel the repayment of its loans from the deposit account without the consent of Federated, the borrower.[22]
     Mr. Smith's testimony is also unpersuasive because he was specifically instructed not to consider the Blee & Stark appraisal upon which the MAXXAM Board had relied, and to accept the 1987 Buss valuation without independently reviewing its analysis.[23] (Tr. 666, 717). Nor, at the time he formed his opinion, did Mr. Smith know that Federated had retained 6 of the lots, thereby excluding them from the collateral that would constitute MAXXAM's only source of repayment, and placing Federated in direct competition with MAXXAM in selling those lots. (Tr. 691).
     Similarly problematic is Mr. Smith's testimony concerning the golf course loan, because he was unaware that the loan was subject to a $2 million first mortgage, and was potentially subject to another $2 million being added to the loan principal. (Tr. 728-29). Although Mr. Smith explained that a $2 million mortgage was not material in relation to the value of the entire collateral, he conceded that as a general matter the existence of a first mortgage would be important in determining whether the loans were fair. (Tr. 728-29). Finally, at the time he was designated as an expert witness, Mr. Smith had also not been told that Federated had failed to obtain the required government approvals to develop the golf course. (Tr. 731).
     For these reasons, the Court finds Mr. Smith's testimony concerning the fairness of the 1987 Loans unpersuasive.

     3.   The 1987 Buss Appraisal
          -----------------------

     The defendants also rely on an appraisal prepared by Buss-Shelger Associates in 1995 solely for purposes of this litigation (the "1987 Buss appraisal"). (DX 92). The 1987 Buss Appraisal concluded (and Mr. Buss, one of the firm's principals, testified) that as of November 1987, the discounted fair market value for the Mirada was $33,800,000.[24]
     The plaintiffs contend, and I agree, that that valuation was significantly inflated, because 1) it did not reflect the a $2 million first mortgage on the golf course property, 2) it assumed an excessively high average sales price for the Phase I lots, and 3) it failed to include any discount for the possibility that the golf course approvals might not be obtained. Finally, 4) Buss made assumptions that while perhaps within the outer bounds of reasonableness, were consistently generous and more reflective of the position of an advocate for a high appraisal value.
     It is undisputed that the 1987 Buss appraisal does not reflect the fact that the golf course property was subject to a $2 million first mortgage. Had that been considered, Buss's appraisal value of the collateral would have been reduced to approximately $31,800,000.
     The defendants also failed to show that Buss's assumed $550,000 average sales price for the 40 Mirada lots was reasonable. That price exceeded the $505,000 average price for the lots sold at the superior Vintage development during 1987 (DX 92 at 22),[25] exceeded the average sales price assumed in the Lesser study, and exceeded the average sales price assumed in the Blee & Stark appraisal. Nor have the defendants demonstrated the reasonableness of Buss's assumption that the approvals for the golf course development would be obtained.
 The defendants admit that there was a significant risk that the approvals might not be granted, and to the extent Buss failed to discount for that risk his appraisal overstated the Mirada's 1987 value.
     The 1987 Buss appraisal is overly generous to the defendants in other respects as well. For example, Buss assumed that 169 units would be built on the villa site, in contrast to Blee & Stark, which adopted Federated's own projection of 138 units. Similarly, Buss assumed that 90 units would be built on the townhouse site, whereas Blee & Stark assumed that 80 units would be built. (Tr. 1171-72).[26]
     Finally, the defendants insist that the Court must accept Buss's assumptions, because the plaintiffs never called an expert witness to testify that they are unreasonable. The Court cannot agree. The defendants had the burden to persuade the Court that the appraisals upon which they rely merit credit. Here the infirmities in the 1987 Buss appraisal are manifest from the existing record, which shows that Buss made highly questionable assumptions and failed to take material facts into account. In these circumstances, the Court is aware of no rule of evidence or law that requires it to accept a flawed appraisal because the opposing side did not call an expert to say what the record already shows.

                          * * * * *

     I conclude, for these reasons, that the defendants have failed to sustain their burden of demonstrating that the 1987 Loan transaction was fair to MAXXAM.

                   III.  THE 1991 EXCHANGE
                         -----------------

A.   The Standard of Review
     ----------------------
     Before turning to the merits of the second transaction being challenged (the 1991 Exchange), the Court must first determine the threshold issue of under what standard the transaction is to be reviewed. As previously noted, where a specially appointed committee of disinterested independent directors negotiates a transaction with a controlling stockholder, that procedure will, in appropriate circumstances, shift to the plaintiff the burden of demonstrating that the transaction is unfair. See Kahn v. Lynch Communications Systems, supra;
                                --- ------------------------------------  -----
Kahn v. Tremont Corporation, supra.  The defendants argue that because a special
---------------------------  -----
committee procedure was utilized in this case, the burden should shift to the plaintiffs to prove that the 1991 Exchange was unfair.
     For the burden of proof to shift, however, "... the controlling or dominating shareholder [must] demonstrate that it has not only formed an independent committee but also replicated a process 'as though each of the
                      --------
contending parties had in fact exerted its bargaining power at arm's length.'" Kahn v. Lynch Communication Systems, 638 A.2d at 1121 (quoting Weinberger v.
-----------------------------------                            -------------
UOP, Inc., 457 A.2d at 709-10 n.7) (emphasis added).  Accordingly, in deciding
---------
which party has the burden of proof, the Court must determine "whether the special committee was truly independent, fully informed, and had the freedom to negotiate at arm's length." Id., at 1120-21.
                            ---
The defendants claim that the Special Committee functioned independently and effectively and that its dealings with Federated replicated a true arm's-length transaction. The plaintiffs argue the contrary. I conclude, for the reasons next discussed, that the evidence more persuasively supports the plaintiffs' position, and that the burden of proving the fairness of the 1991 Exchange must remain with the defendants.
     The record shows that the members of the Special Committee all had significant financial and/or business ties with Hurwitz (PX 55C-55F). Messrs. Seidl and Connally were the Committee members who played the dominant role in investigating and negotiating the 1991 Exchange transaction. At that time Seidl was receiving a salary of $450,000 a year, plus significant additional compensation under an incentive plan, as Chairman and CEO of Kaiser Aluminum, a Hurwitz-controlled corporation.[27] (PX 55E at 4; PX 55F at 10, 15). And Governor Connally had been receiving $250,000 per year under a consulting contract with a MAXXAM subsidiary since 1988, the year he emerged from personal bankruptcy. That contract was renewed each year until Connally's death in 1993. In addition, Connally was receiving director fees from various Hurwitz-controlled entities. (PX 55E at 2, 27; PX 55F at 2, 24; Tr. 1580-83).
     Those financial ties, while not conclusive on the issue, do raise concerns as to whether the Special Committee lacked independence from Hurwitz. See Kahn
                                                                       --- ----
v. Dairy Mart Convenience Stores, Inc., Del. Ch., C.A. No. 12489, Jacobs, V.C.
--------------------------------------
(March 29, 1996), Mem. Op. at 14 (noting that Special Committee member was also a paid consultant for the corporation, raising concerns that he was beholden to the controlling shareholder); Kahn v. Tremont Corporation, Mem. Op. at 19; Rales
                              ---------------------------                  -----
v. Blasband, Del. Supr., 634 A.2d 927, 936-37 (1993).
-----------
     Also relevant to the burden of proof issue is Governor Connally's dominant role in selecting the Special Committee's advisors. Notwithstanding the recitals in the minutes suggesting that the Committee had retained the various appraisal firms, the record independently indicates that Governor Connally selected the appraisers whose retention the Committee later rubber stamped.[28] (PX 32A). The drafting of the minutes so as to obscure or downplay Connally's dominant role only accentuates the Court's concerns regarding the Special Committee's independence.
     Governor Connally also played a dominant role in the Special Committee's deliberations. The minutes of the Committee's March 15, 1991 meeting show Connally as the prime advocate of Federated's proposal that MAXXAM acquire the Mirada. (PX 32F). Although other Committee members expressed concerns that the decision might be premature, in the end the Committee authorized Connally to begin negotiations with Hurwitz, even before Cushman had finalized its appraisal of the value of the property to be acquired.
     There also is evidence that the Special Committee's decision to purchase the Mirada was not fully informed. On November 14, 1990 Munitz informed Cushman--the appraiser retained to value the Mirada--that all Mirada lot sales had been at the full list price. In fact, three lots were discounted. (PX 34F,
34L). Nor was Cushman told that Federated's consultants had recommended across-the-board discounts of the Phase I lots, or that Federated had deliberately overpriced certain lots and therefore never expected to receive the listed price for them. (PX 33A-D). Relying on this incorrect and/or incomplete information, Cushman valued the Mirada on the assumption that all future lots sales would be at full list price and that no discounts were planned. The Special Committee ultimately relied upon Cushman's appraisal in deciding to pay the highest value determined by Cushman.
     After receiving the various experts' reports, the Special Committee designated Messrs. Connally and Seidl, the members most significantly tied to Hurwitz, to negotiate the purchase price with him. There is no contemporaneous documentary evidence showing that Connally and Seidl aggressively negotiated on MAXXAM's behalf, or what positions each side took during the negotiations. At trial, Seidl could not recall any details of the negotiation process, including what his opening position was or how many times he met with Hurwitz. Compare
                                                                     -------
Kahn v. Tremont Corporation, Mem. Op. at 13-14, 34-36 (cataloguing the extensive
---------------------------
negotiations between the majority shareholder and the Special Committee's designee).
     Given this evidence, the Court is unpersuaded that the Special Committee process utilized here ought to shift the burden of proof from the defendants to the plaintiffs. The Court recognizes that there often is economic utility in promoting mutually advantageous transactions between corporations and those who control them. It is also mindful of the important role played by truly independent special committees in ensuring that those transactions are fair to the minority.[29] But that policy presupposes a truly independent, well informed and properly motivated bargaining representative. That policy is not furthered by the pro forma deployment of a special committee consisting of
                 --- -----
persons who, although prominent, lack true independence. To justify relaxing the strict form of judicial scrutiny that traditional entire fairness review entails, the Court must be satisfied that the special committee was sufficiently independent, informed, and able and willing to bargain effectively with the interested party. The need for such qualities is most pronounced in transactions with a controlling shareholder, where the "greatest risk of undetectable bias may be present." Kahn v. Tremont Corporation, supra, Mem. Op.
                                   ---------------------------  -----
at 18.
     Accordingly, the 1991 Exchange transaction will be reviewed under the traditional entire fairness standard, which imposes upon the defendant fiduciaries the burden of demonstrating that the transaction was entirely fair, both as to process and price. In this case, those two factors are analyzed in reverse order.

B.   THE FAIRNESS OF THE 1991 EXCHANGE:  FAIR PRICE
     ----------------------------------------------
     Because the 1991 Exchange was an asset purchase transaction, price is central to the fairness inquiry. The defendants argue that because Cushman's approximately $42.9 million appraisal value fell within the range of values that a third party purchaser would have paid, the purchase price was fair. I cannot agree. MAXXAM was not in the classic position of an outside third-party purchaser; it was a controlled entity that held a sizeable mortgage on the property being purchased. That fact is significant because MAXXAM had at all times the option not to purchase the property, but instead to foreclose one and a half years later when the loans went into default, and thereby acquire the property for near the $34.3 million outstanding loan balance. The defendants have not shown why it was reasonable for MAXXAM to reject that approach, and instead to purchase the Mirada for Cushman's $42.9 million valuation. Even if it was reasonable for MAXXAM to purchase the property in 1991, the defendants have not shown that the $42.9 million purchase price was entirely fair to MAXXAM. Finally, the defendants' effort to prove the fairness of the Exchange price by submitting a trial expert's appraisal at $3 million dollars less than
                                                                     ----
what MAXXAM paid, only buttresses the conclusion that the price MAXXAM was caused to pay for the Mirada was too high.

     1.   The Decision not to Foreclose
          -----------------------------
     The defendants claim that the Committee considered and rejected the option of not purchasing the Mirada, and of foreclosing when the loans fell due, for three reasons: 1) the possibility that Federated might extend for another three years its obligation to pay the 1987 Loans; 2) the Committee's belief that foreclosure would have shattered the Mirada's image as a high-end luxury development (Tr. 1408; 1617-18); and 3) MAXXAM's desire to assume control of the property, as part of its plan to hire a respected real estate executive to turn the property around. (PX 32J at 2). In my view, none of these "reasons" is persuasive or adequately supported by the record.
     The claimed possibility that Federated could extend the 1987 Loan Agreements for another three years is improbable and speculative. The 1987 Loan Agreements allowed the Loans to be extended for another three years, but only if MAXXAM consented. Federated had no right to compel an extension unless it could
                                             ------
convince a court that MAXXAM was withholding its consent unreasonably. (PX 1 at
Section 1.6(b)). Given the defendants' admission that Federated's efforts at managing the property had proven unsuccessful, that scenario was improbable. See
                                                                             ---
Def. Answering Post-Trial Br. at 47. MAXXAM's refusal to allow Federated to continue on a demonstrably unsuccessful course would hardly have been unreasonable. The Court is, therefore, unpersuaded that a three year "compelled" extension of the loans was a truly realistic possibility.
     The defendants also rely upon the Committee's supposed belief that foreclosure would have significantly damaged the image (and hence the value) of the Mirada. For support, the defendants cite trial testimony of two Committee members that the foreclosure process was cumbersome and would damage the reputation of the property. (Tr. 1408, 1617-1618). That testimony is not corroborated by the minutes of the Committee's deliberations or in any other contemporaneous document of record.[30]
     Finally, the defendants argue that the foreclosure option was rejected because MAXXAM wanted to take over the property to increase its profit participation from 25% to 100% for very little additional consideration. Defendants say that the Committee perceived additional value in acquiring the property because MAXXAM could manage the Mirada better than Federated.
     The problem with that argument is that while it may explain MAXXAM's desire to acquire the Mirada, it does not explain why it was fair for the Committee to pay the full $42.9 million appraisal value, as opposed to paying $9 million less under the foreclosure option. Had MAXXAM simply chosen to wait one and a half years, it could have bid in the property and achieved 100% ownership and control for the approximately $34 million of outstanding accumulated debt. If a competing bidder came along (and there is no evidence that any other interested purchaser was waiting in the wings), MAXXAM could have engaged in competitive bidding, secure in the knowledge that if it lost its loans would be repaid, and that if it won the purchase price (and, thus, the property's value) would have been established in the marketplace.
     Alternatively, even if MAXXAM's objective was to take immediate control of the property, it is reasonable to assume that a truly independent mortgage holder would have negotiated for a discount below the property's full appraisal value, as the quid pro quo for relieving Federated of the burden of finding
              ---- --- ---
another purchaser. In other words, MAXXAM might reasonably have agreed to pay some premium above the accumulated loan balance for an immediate transfer of the property that would avoid litigation. What the defendants have failed to explain is why MAXXAM, if it were a truly independent reasonable arm's length purchaser holding a $34 million lien, would agree to pay $9 million more (Cushman's appraisal value) and thereby relinquish all of its leverage as the mortgage holder.

     2.   The Flawed Cushman & Wakefield Appraisal
          ----------------------------------------
     In any event, the Special Committee decided that MAXXAM would acquire the Mirada without foreclosure, and pay the full appraisal value as determined by Cushman & Wakefield. The difficulty, however, is that the defendants have not shown that Cushman's appraisal was one upon which the Committee could reasonably rely to justify paying almost $43 million. Key assumptions of that appraisal were based on materially misleading omissions and/or information supplied by Federated, and the appraisal itself was internally inconsistent: it contained highly pessimistic marketing conclusions that Cushman then proceeded to disregard or contradict to arrive at a highly optimistic valuation of the property.

          a)   Federal's Disclosures to Cushman
               --------------------------------
     As earlier noted, after Cushman was retained to value the Mirada as of 1991, Federated did not disclose to Cushman that (1) its consultants had recommended that Federated discount the prices of the Phase I lots; and (2) Federated knew that its asking prices for some of the lots were "absurdly high" and did not accurately reflect their market value. Yet, in a November 14, 1990 letter, Munitz represented to Cushman that all prior lot sales had been at full asking price (PX 34F) -- which was incorrect because some lots had been sold at a discount. (PX 34L).
     The defendants respond that none of the omitted or incorrect information was material, because only three of the lots had been discounted from the asking price and the discounts were minimal. (DX 94 at 21). But, as of November 14, 1990--the date of Munitz's letter to Cushman--only 13 lots had been sold (PX
34L), and at the time of the Exchange only 15 lots had been sold. (DX 94 at 21). The price discounts for the three lots were 2.5%, 10% and 13% (DX 94 at 21).
At least two of those discounts were not minimal.
     This Court is not persuaded that a reasonable appraiser would have found trivial the facts Federated misrepresented and/or omitted to disclose to Cushman. That information, in my view, was material, because (i) based on the faulty assumption that all previous lot sales had been at full price, Cushman assumed that all future lots would be sold at the current asking price and that there would be no price reductions (PX 25 at 52), and (ii) the Committee ultimately relied on the Cushman appraisal in authorizing the $43 million purchase price.

               b)   The Cushman Appraisal's
                    Internal Inconsistencies
                    --------------------------

     In addition to its flawed lot price assumption, the Cushman appraisal was on its face internally inconsistent, because Cushman's high valuation of the Mirada cannot be reconciled with its description of the project and of its prospects. In the general market analysis section of Cushman's report, Cushman was pessimistic about the Mirada's prospects, yet in the section devoted to the actual valuation, Cushman became extremely optimistic.
     Specifically, Cushman reported that the responses to its market survey indicated that "[t]he historically stable adult housing market has been devastated" (PX 25 at 32), and that as a result of an oversupply of lots in the Rancho Mirage area, "reductions of as much as 20% to 25% are commonplace in all types of lots." Id., at 35. In drawing its own conclusion to the market
                ---
analysis portion, Cushman stated:

     The combination of an oversupplied market and a restricted lending market have combined to create a down market. The adult housing market has followed the primary new and used market trend of lower values for all types of land. The number of capable buyers for parcels such as the subject is limited and values have dropped.

          The upper end product in all sectors is now the least successful sector. This is true in the adult market as well with most sales occurring in a range far below the planned asking prices for the subject. The price for the first phase of the estate lots product will not increase due to market conditions and competition. There are other planned developments in Coachella Valley and other communities have demonstrated a willingness to allow this type of use with considerable less resistance than the city of Rancho Mirage. Accordingly, the threat of competition could exist when the market recovers.

          The short term outlook for all subdivision land is not good. The long term outlook is for eventual improvement; this should occur within a twelve to eighteen month period.

(PX 25 at 35-36).
     In discussing the Phase I lots and the villa properties, Cushman also found the absence of a golf course was a "severe marketing constraint" (PX 25 at 17), and that the "vast majority of homeowners, developers and real estate brokers" disagreed with the proposition that the absence of a golf course would be offset by locating the Ritz Carlton Hotel near the development. That is because the Palm Springs market was known as a golf course community, and homeowners there did not generally wish to live near a commercial operation such as a hotel. (PX 25 at 20).
     Oddly, none of those concerns found their way into Cushman's actual valuation. Despite its earlier conclusion that developers and homeowners believed otherwise, Cushman cited the prestige of being near the Ritz-Carlton as support for its valuations of the villa and townhouse sites. Similarly schizophrenic was Cushman's valuation of the estate lots. Without any reference to its earlier finding that proximity to the Ritz-Carlton was not an adequate substitute for a golf course affiliation, Cushman concluded that "the subject's identification with the Ritz Carlton Hotel" was a factor that justified its projecting a significant demand for the estate lots. (PX 25 at 55).
     Finally, without making any reference to its earlier discussion of its survey results showing that the values for all types of property had dropped, Cushman projected no discounts of lot prices, and concluded that all the remaining lots would be sold at list price. That conclusion was suspect on its face, and (to repeat) it was based on the incorrect assumption that the previously sold lots were sold at full list price, and Cushman's unawareness of the fact that Federated had deliberately overpriced certain lots. (PX 25 at 53).
     For these reasons, the defendants have failed to persuade the Court that Cushman's valuation, upon which the Committee relied in deciding to pay the full appraisal value, was reliable evidence that $42.9 million was a fair price for the Mirada.

          3.   The 1991 Buss Appraisal
               -----------------------
     Finally, the defendants rely upon an appraisal of the Mirada performed by Buss-Shelger Associates (the "1991 Buss appraisal"), as evidence that the 1991 Exchange price was fair. That argument is puzzling, because the 1991 Buss appraisal valued the Mirada as of June 1, 1991 at $39.3 million--$3.6 million less than the purchase price. Even if that appraisal were accepted at face value, it shows that MAXXAM overpaid for the Mirada by at least $3.6 million.[31]

                       *      *      *

          The Court concludes, for the above reasons, that the defendants have failed to prove that the purchase price MAXXAM was caused to pay for the Mirada in the 1991 Exchange transaction was entirely fair.

     B.   THE FAIRNESS OF THE 1991 EXCHANGE:  FAIR DEALING
          ------------------------------------------------
     Having addressed the fairness of the purchase price, the Court next considers the adequacy of the process by which that price was determined. In this case, the infirmities in the process employed by the Special Committee shed light on how MAXXAM came to purchase the Mirada at an excessive price.

     1)   The Initiation and Timing of the Exchange
          -----------------------------------------
     Federated wanted to sell the Mirada because it had concluded that the project was a failure and that Federated would not receive a significant return if it made any further investment in that property. It is undisputed that in late 1990, Federated approached MAXXAM and proposed (among other possibilities) a purchase of the Mirada. (Stip. Fact 21). It is also undisputed that Munitz had already approached several appraisal firms during the fall of 1990, before the MAXXAM Board meeting called specifically to consider the Federated purchase proposal.
     During this period the Mirada had been foundering. No lots had sold after August 1990, no lots were being held in escrow, and no prospective purchasers for the villa and townhome sites were on the horizon. The 1987 Loans had been drawn down almost to their limit and would fall due in a year and a half. As Dr. Munitz testified, one reason why Federated was unwilling to invest additional money was Hurwitz's judgment "as to whether there was a likely payoff." (Munitz Tr. 155). Given this record, Federated's considerable self interest in unloading the Mirada project is undeniable.

     2)   Federated's Misdisclosures to Cushman
          -------------------------------------
     As discussed earlier, Federated failed to disclose certain material information to Cushman, and disclosed to Cushman other information that was misleading or inaccurate. Those misdisclosures impacted Cushman's valuation of the Mirada, upon which the Special Committee relied in formulating its negotiation strategy and deciding what price MAXXAM would pay. As a result of Federated's misdisclosures and omissions to Cushman, the Cushman appraisal of the Mirada was inflated and, consequently, so was the price MAXXAM ultimately paid. The result was to advantage Federated unfairly at the expense of MAXXAM's minority shareholders.

          3)   The Special Committee Decision
               to Purchase the Mirada
               ---------------------------------
     Critical to any analysis of fair dealing is the quality of the Special Committee's decisionmaking process. The defendants contend that that process was deliberate and fair. The plaintiffs respond that the Special Committee never seriously deliberated Federated's proposal, and that its process was "window dressing" for a decision that from the outset had been a foregone conclusion.
     The decision to begin discussions with Hurwitz was made at the March 15, 1991 Committee meeting, the minutes of which reflect that Governor Connally viewed the Peat Marwick study as support for his position that MAXXAM should take over the Mirada. (PX 32F). Mr. Seidl appears to have agreed.[32] Although some Committee members expressed reservations that it would be premature to negotiate price at this point, Connally persuaded the Committee to authorize him to begin negotiations with Hurwitz over a "range of possible values." Importantly, the minutes reflect no discussion of MAXXAM's other option: to do nothing and foreclose when the loans fell due in 1992. Although Dr. Seidl testified at the trial that the Committee considered the option of foreclosure (Tr. 1617-18), the absence of any contemporaneous documentation of this crucial point creates doubt whether, or to what extent, that option was in fact considered. In any event, by March 15, 1991, before it had received Cushman's final appraisal, the Committee had already decided to purchase the property.

     4.   The Special Committee's Use of Experts
          --------------------------------------
     Having decided that MAXXAM should acquire the Mirada, the Special Committee then engaged its experts to assist it in determining what the purchase price should be. As discussed earlier, the Committee first engaged Cushman, which furnished a generous--but facially inconsistent--$42.9 million valuation. The Committee then deployed other experts to critique Cushman's appraisal. After hearing the criticisms of its other experts, the Committee then, it appears, credited those expert conclusions that supported Cushman's appraisal and disregarded or discounted those which did not. Those experts' conclusions, and how the Committee treated them, are next discussed.

               a)   Peat Marwick
                    ------------
     Peat Marwick's marketing study denigrated the Mirada's prospects more harshly than did Cushman. Peat Marwick reported that (i) even with improved management the Mirada had only a 25% probability of achieving the absorption rates Cushman had assumed, and (ii) even under improved management, the most likely scenario was an absorption rate of 5-6 lots per year, as contrasted with Cushman's projection of 9-11 lots per year. Peat Marwick repeated its conclusions in its presentation at the April 17, 1991 Special Committee meeting.
     The defendants insist that they justifiably dismissed Peat Marwick's analysis as an effort at self-promotion, to garner the more lucrative engagement of marketing the project. The defendants also point to "obvious" mistakes in Peat Marwick's report, as well as language in the Peat Marwick engagement letters claimed to evidence Peat Marwick's ulterior interest in offering additional services. (See DX 84, DX 81).[33]
                      ---
     The defendants' present litigating position--that the Peat Marwick study lacked credibility--is nowhere reflected in the Special Committee minutes. To the contrary, those minutes repeatedly cite the Peat Marwick study as justification for MAXXAM assuming control of the Mirada. Thus, the defendants' present criticism that the Peat Marwick study lacked integrity is without contemporaneous documentary support. What the documentary evidence does show is that the Special Committee accepted Peat Marwick's view that stronger marketing programs were needed to justify MAXXAM acquiring the property, but disregarded Peat Marwick's pessimistic absorption rate conclusions.

               b)   First Boston
                    ------------
     First Boston submitted a separate critique of the Cushman appraisal, finding that it was "more towards the higher end of the current range of reasonable values." (PX 32J). First Boston did not conduct an independent appraisal, but instead relied on the information set forth in Cushman's appraisal. Based on that information, First Boston concluded that the range of values should be $35,639,000 to $45,884,000, as contrasted with Cushman's valuation range of $39,985,000 to $46,890,000. (DX 53 at FBC002498).
     Again the Special Committee appears to have treated this critique selectively. Rather than focus on First Boston's conclusion that Cushman's appraisal was at the high end of a reasonable range (which implied that MAXXAM should pay less than the Cushman valuation), the Special Committee chose to credit First Boston's conclusion that Cushman's appraisal was somewhere within the range of reasonableness.

               c)   Lewis & Howard
                    --------------
     Despite having had the benefit of the documented critiques of Peat Marwick and First Boston, the Committee relied upon an oral critique by Lewis & Howard, which was the only expert that unconditionally endorsed the Cushman appraisal.[34] Lewis & Howard found that the market study portion of the Cushman appraisal was unduly negative, because it failed to account for the positive effect of the ending of the Gulf War and attributed too much competitive impact to a nearby development, Big Horn. (PX 32J at 6). Nonetheless, Lewis & Howard concluded that Cushman's valuation was reasonable. Lewis & Howard also criticized the Peat Marwick study for its excessive focus on MAXXAM's historical absorption rate and for not giving sufficient valuation credit to a stronger marketing program. (PX 32J at 7).

     5.   The Negotiations Between the
          Special Committee and Hurwitz.
          ------------------------------

     After hearing from the experts, the Committee authorized Messrs. Connally and Seidl to negotiate a purchase of the Mirada at a price not to exceed Cushman's $42.9 million appraisal value. How the price was negotiated with Hurwitz creates cause for concern. The defendants claim that the negotiation process was fair and active. As evidence, they point the Committee's rejection of the proposal to purchase all of Federated's assets, and of Hurwitz's first offer to sell the Mirada at a price above Cushman's appraisal value. To be sure, that is some evidence of a true arm's-length negotiation. It is not sufficient, however, to persuade this Court that the balance of the negotiations were consistent with what truly independent negotiators trying to protect the interest of the MAXXAM minority would have sought or achieved.
     The defendants offered little evidence of what specifically took place during the bargaining between Connally, Seidl and Hurwitz over the purchase price. All Seidl could specifically remember was that he made a "take-it-or-leave-it" offer at the full appraisal value and that Mr. Hurwitz took it. Tr. 1548, 1636-37.[35] That, without more, is simply inadequate to demonstrate that Seidl and Connally made reasonable efforts to use MAXXAM's considerable leverage as lienholder to negotiate the lowest available purchase price.

                           *  *  *

     For these reasons, the Court is unable to conclude that the Committee's conduct and process replicated what an independent third-party would have done in deciding whether or not to purchase the Mirada and in negotiating the lowest available price. Accordingly, the defendants have not shown that the purchase price of the Mirada was the product of fair dealing, or that the 1991 Exchange was entirely fair to MAXXAM.

                         IV.  REMEDY
                              ------
     Finally, the Court next turns to the matter of remedy. The plaintiffs seek the remedy of rescissory or, alternatively, out of pocket, damages. The defendants argue that if damages are to be awarded, only out-of-pocket damages are appropriate. The computation of damages under each measure is hotly disputed. I summarize the parties' positions on these subjects, but only as a predicate for concluding that a determination of remedy must await further proceedings.

A.   The Plaintiffs' Damages Contentions
     -----------------------------------
     The plaintiffs seek rescissory damages, measured by the value of what MAXXAM gave to Federated, less the value of what MAXXAM received from Federated in return, plus interest to the date of trial. To calculate the value of what MAXXAM gave to Federated, plaintiffs include (i) the monies MAXXAM paid out plus accrued interest in connection with the 1987 Loans, plus (ii) the consideration paid above and beyond the outstanding debt MAXXAM forgave in the 1991 Exchange, but exclude (iii) the credit MAXXAM received in 1991 for its 25% profit participation. From that resulting figure, plaintiffs then subtract the payments MAXXAM received from the post-1991 Mirada lot sales. Finally, from the total of these sums (and in an effort to replicate a "true" rescission wherein Federated would actually take back the Mirada), plaintiffs deduct their contended-for value of the Mirada as of the date of trial. By this process, plaintiffs calculate their claim for rescissory damages at $64,728,377 (representing what MAXXAM paid), less $15,314,453 (representing what it received), for a total of $49,413,924.
     In the alternative, the plaintiffs claim "out-of-pocket" damages, which they calculate as follows:[36] The 1987 Loans required $34 million of collateral to secure a $20 million loan, yielding a collateral-to-loan ratio of
1.7 to 1. Applying that ratio to the entire 1987 Loan package (including the additional $5 million golf course loan) the plaintiffs contend that the 1987 Loans should have been collateralized by property valued at $42.5 million.
After making certain adjustments to the Blee & Stark appraisal value, and adding to it the collateral value of the golf course property, the plaintiffs calculate an actual collateral value of $22 million. Thus, plaintiffs contend, the 1987 Loans were under-collateralized by approximately $20 million, which they claim is the proper measure of their out-of-pocket damages. To that figure, the plaintiffs then add the $7 million of additional consideration MAXXAM paid in 1991, for a total out-of-pocket damages claim of $27 million, plus interest.

B.   The Defendants' Damages Contentions
     -----------------------------------
     In response, the defendants first contend that an award of rescissory damages would not be justified. The reason, they urge, is that (1) there is no evidence that any defendant was motivated in either transaction other than to further the best interests of MAXXAM and its stockholders; and (2) to award rescissory damages would produce an inappropriately harsh result in this case. The defendants also argue that rescissory damages cannot be computed with respect to the 1987 Loans, because (i) no harm could have occurred until the 1991 Exchange, since at that time the 1987 Loans were not due, and (ii) the 1987 Loans were fully discharged in 1991 and, hence, no damages were sustained up to that point.[37]
     Finally, the defendants contend that the Court should award only the out-of-pocket damages, if any, MAXXAM incurred in the 1991 Exchange. In that connection, defendants urge that even if the Court rejects the Cushman appraisal and First Boston's conclusions, the Court should accept the 1991 Buss appraisal and on that basis award out-of-pocket damages of approximately $3 million, plus interest.

C.   The Biurcated Approach to Damages
     ---------------------------------

     Having considered the parties' multitudinous and complex damages arguments, the Court concludes that the most prudent course is to bifurcate this proceeding, i.e., determine liability in this Opinion[38] and the appropriate
            ----
remedy at a later stage. I so conclude for two reasons. First, in its earlier Pre-Trial Order granting a motion in limine, the Court precluded the plaintiffs
                                  -- ------
from seeking rescission. That motion, the Court now believes, may have been improvidently granted. Second, the computation of damages could differ depending on whether or not the Court's determination of the validity of the 1987 Loan claims is upheld on appeal. As explained more fully below, it may not be efficient to resolve the damage issues before the parties (should they so decide) obtain an appellate review of the various pretrial procedural and substantive determinations reached in the Court's earlier Opinions.

     1.   The Alternative of "True" Rescission
          ------------------------------------
     Any calculation of damages will necessarily require the Court to determine the value of the Mirada, potentially as of two different points in time. That task will be difficult because the competing appraisals are far apart and because many key assumptions underlying each are hotly contested. Understandably, any court would be hesitant to perform such a complex valuation exercise if it could be avoided.
     With that in mind, the Court is reassessing whether it should have foreclosed the remedy of "true" rescission, in which MAXXAM would actually give back the Mirada to Federated, rather than Federated receiving credit for the Mirada's judicially determined value. One virtue of rescission is that it would eliminate the need for the Court to determine the value of the Mirada, with its many pitfalls and attendant uncertainty risks. That approach would also obviate defendants' argument that a rescissory damages award would be unfair, because under that scenario MAXXAM would own the property and receive the benefit of any upswing in its value if and when the real estate market recovers. If "true" rescission were granted, Federated would receive that benefit.
     The Court is mindful that its Pre-Trial Order dated December 22, 1995, precluded the plaintiffs from seeking rescission. That Order was entered because the plaintiffs had represented, in their initial answers to interrogatories, that they would not be seeking rescission. The defendants claimed that they would be prejudiced if the plaintiffs were permitted to change their position and seek rescission at a date so close to trial.[39] At that point, the Court was not aware of the complexities of the valuation issues and how they might be avoided if rescission were available as a potential remedy. Having now a firmer grasp of these issues, the Court is inclined not to delve into the complex valuation disputes that the parties' hypothetical rescissory and other damage calculations would entail, without first having the benefit of the parties' views as to (i) whether true rescission is feasible, and (ii) if so, the merits and demerits of that remedy.

     2.   The Calculation of Damages
          --------------------------
     There is a second reason why the damage issues should not be decided now. This litigation has been lengthy and procedurally complex, generating multiple Opinions by this Court. The 1987 Loan claims have survived motions to dismiss based on complex statute of limitations and standing defenses.[40] Given the parties' considerable investment in this litigation and what is at stake, it is not illogical to surmise that one side or the other (or perhaps both) would appeal any judgment. Although this Court believes that its prior rulings are correct, it recognizes, as any trial court must, that those rulings are subject to appeal and that any appeal carries with it the possibility of reversal.
     In this case, a reversal either in whole or in part could render any determination of damages superfluous. Obviously, a reversal of the liability determination on both the 1987 and 1991 claims would end the matter. But even if there were a partial reversal, an assessment of damages for the 1987 and 1991 claims taken together as a package could differ from a damages award based upon the 1991 claims alone. If the 1987 Loan claims were eliminated by a reversal on appeal, that also might affect the feasibility of "true" rescission. Finally, any assessment of damages for the 1987 and 1991 claims together may require a complex apportionment among the various defendants that otherwise might not be required if damages were determined for the 1991 claims alone.

                       *      *      *

     Counsel are requested to confer with the Court about further proceedings in this case, and to address the foregoing issues, including the possibility of an appeal and supplementing the record should the December 22, 1995 in limine Order
                                                                 -- ------
be vacated.



   [1] Although Hurwitz (through Federated) owned only 30% of MAXXAM's (then MCO Holdings') common stock, he had over 60% voting control of MAXXAM through his ownership of super-voting preferred stock. (PX 55A at 84, 86). Hurwitz also served as CEO and Chairman of both Federated and MCO Holdings. (Stip. Fact 10).

    [2] The funds were actually loaned by MCO Properties, Inc., a wholly-owned subsidiary of MCO Holdings, Inc. In 1988, MCO Properties, Inc. assigned all of its rights under the 1987 Loans to MAXXAM. For ease of reference, MCO Properties, Inc. is referred to throughout this Opinion as "MAXXAM."

    [3] The defendants argue that Federated's proposal to Columbia was more favorable to Federated than its proposal to MAXXAM. Defendants claim that under the former proposal, Columbia would loan the funds necessary to develop the golf course property (PX 18 at 5), whereas the 1987 Loan agreement contemplated that Federated would enter into joint ventures to finance the development of the property. There is no evidence, however, that the terms under which Columbia would loan the funds for the golf course were more advantageous than the terms Federated could have received on the market or under its proposal to MAXXAM.

   [4] Nor do the defendants explain why Mr. Iaco's original concerns were never communicated to the MAXXAM Board. Mr. Iaco's memorandum criticized Federated's initial proposed terms, which were more favorable to MAXXAM than those the Board ultimately accepted. (PX 9). The defendants argue that Mr. Iaco prepared his report before he participated in a site visit, after which he changed his mind. By not calling Mr. Iaco to testify, however, the defendants failed to demonstrate (and precluded the Court from assessing) the basis for Mr. Iaco's supposed change of heart.

    [5] The $15,300,000 value represented the discounted value of the lots assuming they were sold in bulk with completed improvements; the $14.7 million figure represented the discounted value of the lots assuming they were sold in bulk "as is." (PX 5).

    [6] By the summer of 1991, 73% of those lots remained unsold. Federated's consultants had previously advised Federated that its asking prices for the lots were too high, and recommended that those prices be reduced. (PX 33A at 14650-51 recommending price cuts averaging 13%); (PX 33B at 14654-55 recommending price cuts averaging 20%); see also PX 33C at 14657 (internal Federated memo rejecting
                     --- ----
advice to discount the lots but noting that some lots had been priced absurdly high to insure that they would not sell early in the marketing program). Except as to the lots it retained for itself, Federated did not follow this advice.

    [7] The defendants claim that Federated terminated the negotiations because Mitsui's offer was too low. However, the Court finds more persuasive the testimony of Mr. Kibrick and Dr. Munitz, that Mitsui withdrew its offer because it was concerned about the litigation. (Tr. 1350-52, Munitz Tr. 145-48).

   [8] The first page of Cushman's formal engagement letter to Connally is dated November 7, 1990, but every other page bears the date of November 5, the day before the meeting. (PX 72). Moreover, although Cushman was preparing the appraisal for MAXXAM, Munitz wrote Cushman a letter on November 9 on Federated
                                                                     ---------
letterhead stating that "we will look for the first preliminary numbers around December 1." (PX 71).

    [9] There is no written record of what work Lewis & Howard specifically performed. That firm's sole apparent contribution was to verbally criticize the reports of Cushman and Peat Marwick at this one Special Committee meeting. (PX
32J).

    [10] Seidl agreed that MAXXAM would pay the full Cushman appraised value, even though the Committee had been told that the ability to structure the transaction to provide a tax benefit to Federated might serve as leverage that could induce Federated to accept a lower price. (PX 32C at 12256).

    [11] The Special Committee's final report shows that the purchase price reflected a "Cushman & Wakefield Appraisal Value" of $42,892,000. (PX 4). The slight difference between this number and the $43,560,000 value in Cushman's February appraisal is due to the inclusion in Cushman's February appraisal of 31 estate lots, whereas only 29 lots were actually transferred to MAXXAM in the Exchange. (DX 37; PX 32K at 12301).

   [12] Although MAXXAM received a $1.3 million credit for its 25% interest, the plaintiffs have not included that amount as part of the additional consideration, because under their rescissory damages calculation MAXXAM would be treated as never having obtained the 25% interest, and therefore as never having received a credit for that interest as part of the consideration for the 1991 Exchange.

    [13] In one sale, MAXXAM extended 80% financing and bought back the lot by deed in lieu of foreclosure.

    [14] Leone was not a director who was "deemed independent" in the minutes of the MAXXAM Board meeting in which the 1987 Loans transaction was approved. That is hardly a surprise. Leone was President of MAXXAM, CEO of Pacific Lumber Company, and a director of Kaiser Aluminum, all of which were entities controlled by Hurwitz. (Stip. Facts 10, 17).

    [15] Mem. Op. at 6-7, explicating Kahn v. Seaboard Corp., Del. Ch., 625 A.2d
                                     ----------------------
269, 276 (1993).

    [16] Nor does this Court find merit in the plaintiff's argument that the statute is tolled if Rosenberg is found to have breached his duty of loyalty and care by failing adequately to monitor an interested transaction. Even there, the statute is tolled only if the plaintiffs can demonstrate his participation in an affirmative act of concealment. See, Citron v. Steego Corporation, Del.
                                      ---  ----------------------------
Ch., C.A. No. 10171, Allen, C. (Dec. 23, 1992) (dismissing action against disinterested directors who allegedly failed to monitor effectively a transaction between the corporation and its controlling shareholder, where there were no pleaded facts showing a conspiracy or the fraudulent concealment of a wrong); Boeing Co. v. Shrontz, supra. As previously found, no such showing is
        ---------------------  -----
made here.

   [17] Defendants argue that Columbia's cessation of negotiations was temporary and intended only as a bargaining tool, but that argument only demonstrates that Columbia wanted terms more favorable than what Federated was proposing.

    [18] The defendants cite their expert, Mr. Smith's, testimony that this practice was not unusual. But Mr. Smith testified that in some transactions the lender might accept the appraiser it had selected as the mortgage broker representing the borrower. He could not recall any case where the lender had accepted the borrower's choice of an appraiser. Mr. Smith also testified that in these instances where the lender accepted the mortgage broker's appraisal, the lender would reinstruct the appraiser as to what specific issues it wanted the appraiser to address. (Tr. 849-50).

    [19] The Board also had available the Lesser study which, though highly optimistic about the Mirada's prospects, predicted much lower absorption rates and average lot prices than did Blee & Stark. There is no evidence that the MAXXAM Board considered the Lesser study before voting to approve the 1987 Loan transaction.

    [20] Those features were that: 1) Federated was being reimbursed over and above its actual prior investment, leaving it with no money in the project at risk plus a developer's "profit"; 2) interest would accrue throughout the entire term of the loan, leaving MAXXAM unable to declare a default for 5 years; 3) 6 lots would be excluded from the collateral, thereby putting Federated in direct competition with MAXXAM with respect to those lot sales; 4) there was no requirement that the proceeds of lots sales be used to pay down the loans; 5) the nonrecourse nature of the loans; 6) there was no loan budget or construction loan agreement, resulting in MAXXAM's security interest not having priority over any mechanic's lien placed on the property; 7) Federated selected the appraiser;
8) the loans were administered by an Approval Committee that included a representative of Federated; 9) Federated had the ability to increase the $5 million revolving loan subject to the approval of the Approval Committee; and
10) the November golf course loan was approved without any appraisal or government approval for the golf course.

   [21] Those characteristics include: 1) the lender provides substantially all of the funds to acquire and complete the project, 2) interest is accrued, 3) the loan is nonrecourse, and 4) first payments are not due until the project is completed.

    [22] Mr. Smith also failed to take into account the fact that Federated was entitled to 75% of all interest earned on the deposit account. (PX 1 at S 1.5(b)). Thus, if the loans became troubled, Federated's incentive would be to retain the funds in the deposit account, rather than allow them to be used to repay the loans.

    [23] The defendants argue that Mr. Smith was not required to review those documents because he was not an appraiser. Insofar as Mr. Smith's testimony was offered to support the contention that the terms of the 1987 Loans were typical, that is correct. But, to the extent that his expert opinion was offered to show that the overall transaction was fair, the argument lacks merit, because the substantive fairness of the loans depends critically on the value of the collateral. In that context Mr. Smith's failure to conduct his own analysis of the value of the underlying collateral diminishes the persuasive force of his opinion.

    [24] That figure is the sum of:  (i) $13,400,000 for the 40 Phase I lots;
(ii) $10,250,000 for the villa site; (iii) $7,050,000 for the townhouse site; and (iv) $3,100,000 for the golf course property.

    [25] Defendants explain that in 1987 only non-view Vintage lots were sold, whereas both view and non-view Mirada lots were sold. Although defendants argue that it was reasonable for Buss to assume that the combined view and non-view Mirada lots were, on average, more valuable than the non-view Vintage lots, even Mr. Buss conceded that the Vintage was a superior property and that the sales prices of Vintage lots between 1991 and 1995, view and non-view, far exceeded the average price of the Mirada lots. (Tr. 1166-69).

    [26] Only 80 townhouse units had been approved in 1987. Not until late November 1989, as part of the settlement of the golf course property litigation with the City of Rancho Mirage, did Federated obtain approval for 10 additional units. (Tr. 1173). Confronted with the fact that that approval occurred two years after the 1987 Loans, Mr. Buss testified that an appraiser could
      -----
reasonably assume in 1987 that 9 approved residential lots in Phase I that would not be developed, could ultimately be transferred to the townhouse site. (Tr. 1287-88).

    [27] The defendants argue that because Seidl's employment contract would not terminate until three years after the Exchange, that establishes his independence from Hurwitz's influence. Why that should be so is not explained, nor is any authority cited to support that proposition.

    [28] Although the November 6, 1990 Special Committee meeting minutes reflect that the Committee members authorized him to engage Cushman if appropriate, Connally had already engaged Cushman before the November 6 meeting. As earlier noted (see supra n. 8), while the first page of Cushman's formal engagement
       --- -----
letter is dated November 7, 1990, every other page bears the date of November 5, the day before the meeting. Similarly, the March 15 minutes recite that "[t]he Committee discussed the possibility of engaging a firm such as Lewis & Howard" to review the Cushman appraisal (PX 32F at 12284), but the record shows Governor Connally had unilaterally engaged Lewis & Howard one month before. (DX 30).

    [29] Kahn v. Tremont Corporation, Mem. Op. at 16-17; see also Cinerama, Inc.
         ---------------------------                     -------- --------------
v. Technicolor, Inc., Del. Ch., 663 A.2d 1134, 1148 (1994) (discussing policy
--------------------
behind allowing self-interested transactions in corporate law, as distinguished from trust law).

   [30] The defendants also rely upon testimony by plaintiffs' trial expert, Mr. Opperman, that all interested parties are harmed whenever a lender forecloses on a property. What Mr. Opperman actually said, however, is that a lender would first attempt a "work out," i.e., would cooperate with the borrower to develop a
                            ----
plan to pay the debt, and if that proved unsuccessful, the borrower would then attempt to obtain a deed in lieu of foreclosure. (Tr. 283-84.) What defendants do not confront is that that could have been done here as well, with no internal disruption or adverse publicity.

   [31] The defendants claim that the 1991 Buss appraisal value establishes that the 1991 Exchange price was fair because it fell within the range of the $42.9 million that MAXXAM actually paid, and because there is "no single price that all persons could agree constitutes a 'fair' price" (citing Kahn v. Tremont
                                                            ---------------
Corporation, Mem. Op. at 21).  That argument fails to confront the fact that had
-----------
the Committee waited until 1992 and foreclosed on the loans, MAXXAM could have bought the property for near the $34 million accrued debt.

   [32] See PX 32F at 12284 ("Chairman Connally said that the Peat Marwick study
        ---
indicates to him that MAXXAM needs to acquire the property and fully take charge in order to make sure that its in the best position with respect to its investment); Id. at 12285 ("Dr. Seidl said ... he agreed with Chairman
             ---
Connally's view that the primary value of the Peat Marwick study was to advise MAXXAM how to manage and market the property if it acquires the same"). See also
                                                                        --------
 PX 32G.

    [33] For example, Peat Marwick concluded that the absence of a security wall would be a problem -- a conclusion defendants claim was erroneous because the Mirada was located at the top of hills that could only be accessed by a single road with a full-time security gate. (DX 82 at 27).

   [34] Lewis & Howard was the appraisal firm Governor Connally had unilaterally selected. Although the Committee relied upon Lewis & Howard, the defendants have not introduced any document that evidenced Lewis & Howard's critique or its basis or what preparatory work that firm actually performed.

   [35] The Committee agreed to pay the full Cushman appraised value even though it had been advised that the potential to structure the transaction in a manner that would provide a tax benefit to Federated might serve as leverage to persuade Federated to agree to a lower purchase price.

    [36] See Oral Arg. Tr. 96-98.
         ---
    [37] The defendants also argue that the plaintiffs' rescissory damage calculation contains basic errors, such as including the portion of the borrowed funds that Federated invested in the Mirada, in the amount that MAXXAM gave up.
 In addition, the defendants argue that any rescissory damage calculation should be based on the defendants' expert's appraisal, and not the plaintiffs' expert's appraisal, which (defendants claim) was fatally flawed.

    [38] Because the Court reaches no conclusion as to damages in this Opinion, it does not address (and defers to a later time) the defendants' argument that Leone, Rosenberg and Seidl are exculpated from liability by MAXXAM's Certificate of Incorporation.

    [39] See NL Plaintiffs' Response to Defendants' Second Set of
         ---
Interrogatories; Plaintiffs' Response to Defendants' First Set of
Interrogatories; Defendant's Motion in Limine to Preclude Rescission as a
Remedy.

     [40] See In re MAXXAM, Inc./Federated Dev. Shareholders Litig., Del Ch.,
          --- -----------------------------------------------------
C.A. Nos. 12111 & 12353, Jacobs, V.C. (June 21, 1995); In re MAXXAM,
                                                       -------------
Inc./Federated Dev. Shareholders Litig., C.A. Nos. 12111 & 12353, Jacobs, V.C.
---------------------------------------
(September 10, 1996).

                              *     *     *